EXHIBIT 2.2

Share Purchase Agreement
dated as of January 29, 2016 by and among
MFRI, Inc., MFRI Holdings (B.V.I.) Ltd, Midwesco Filter Resources Denmark A/S
and Hengst Holding GmbH.*

Table of Contents
Page

ARTICLE I	Purchase and Sale of THE SHARES 2

1.01	Purchase and Sale of Shares 2

1.02	The Closing; Payment of Estimated Purchase Price 5

ARTICLE II	Escrow 5

2.01	Escrow Amount 5

2.02	Release Escrow Funds Amount 6

2.03	Reserve Amount 6

2.04	Disbursement 6

ARTICLE III	Representations and Warranties concerning WARRANTORS 7

3.01	Organization and Corporate Power 7

3.02	Authorization, Execution, Delivery; Valid and Binding Agreements 7

3.03	No Violation 7

3.04	Authority 7

3.05	Ownership of Shares 7

3.06	Governmental Authorities; Consents 7

3.07	Litigation 8

3.08	Solvency 8

ARTICLE IV	Representations and Warranties concerning NAFME and Nordic 9

4.01	Organization and Power 9

4.02	Capitalization 9

4.03	Subsidiaries 9

4.04	Financial Statements 9

4.05	Books and Records 9

4.06	Governmental Authorization 10

4.07	No Material Adverse Change; Absence of Certain Developments 10

4.08	Contracts and Commitments 11

4.09	No Breach; Related Party Matters 12

4.10	Compliance with Laws 12

4.11	Legal Proceedings 12

4.12	Assets and Properties 13

4.13	Tax Matters 13

4.14	Intellectual Property 14

4.15	Labor and Employee Benefits 15

4.16	Subsidy 16

4.17	Environmental Compliance and Conditions 16

4.18	Brokerage 16

4.19	Insurance 16

ARTICLE V	Representations and Warranties CONCERNING Buyer 17

5.01	Organization and Corporate Power 17

5.02	Authorization 17

5.03	No Violation 17

5.04	Governmental Authorities; Consents 17

5.05	Litigation 17

5.06	Investment Representation 17

5.07	Financing 17

5.08	No Knowledge of Misrepresentation or Omission; Non-Reliance 18

ARTICLE VI	Covenants AND AGREEMENTS 18

6.01	Confidentiality of Sellers 18

6.02	Confidentiality of Buyer 18

6.03	Consents 18

6.04	Director and Officer Liability and Indemnification 19

6.05	Privileged Matters 19

6.06	Press Releases and Communications 19

6.07	Expenses 19

6.08	Further Assurances 19

6.09	Certain Tax Matters 20

6.10	Termination of the Mandatory Danish Tax Consolidation 20

6.11	Indemnification Environment 22

6.12	Behavior until Subsequent Closing Date 23

6.13	Consent until Subsequent Closing 23

6.14	If No Subsequent Closing 24

ARTICLE VII	INDEMNIFICATION 24

7.01	Survival 24

7.02	Indemnification 24

7.03	Limitation of Recourse 27

7.04	Materiality Qualifications 28

7.05	No Additional Representations; Disclaimer 28

ARTICLE VIII	Definitions 29

8.01	Definitions 29

8.02	Definitional References 33

ARTICLE IX	NOn Competition 35

9.01	Non-Competition 35

9.02	Confidentiality 35

ARTICLE X	Miscellaneous 36

10.01	Knowledge Defined 36

10.02	Amendment and Waiver 36

10.03	Notices 36

10.04	Assignment 37

10.05	Incorporation of Exhibits and Schedules 37

10.06	Severability 37

10.07	Captions and Headings 38

10.08	Complete Agreement 38

10.09	Counterparts 38

10.10	No Strict Construction 38

10.11	Interpretation 38

10.12	Disclosure Generally 39

10.13	Governing Law 39

10.14	Arbitration 39

10.15	Equitable Relief 40

10.16	Release Buyer 40

10.17	Release Warrantors 40

List of Schedules
Schedule 1.01 (c)     Estimated Purchase Price
Schedule 1.02 (c)     Initial and Subsequent Closing Obligations
Schedule 3         Disclosure Letter
Schedule 6.11         Environmental Indemnification

Exhibits to Schedule 1.02 (c) Initial and Subsequent Closing Obligations

Exhibit 1	Form of IP License Agreement
Exhibit 2	Form of Letter of resignation directors Nordic
Exhibit 3	Form of Escrow Agreement
Exhibit 4	Form of NAFME Loan Assignment Agreement

SHARE PURCHASE AGREEMENT
THIS SHARE PURCHASE AGREEMENT ("Agreement") is made as of January 29, 2016, by and among:
(1) MFRI Holdings (B.V.I.) Ltd., a business company with limited liability incorporated and existing under the laws of the British Virgin Islands, having its registered address at Simmonds Building, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands ("MFRI BVI");
(2) Midwesco Filter Resources Denmark A/S (registration number 20940441), a business company incorporated and existing under the laws of Denmark, having its registered address at Bergenvej 1, DK-4900 Nakskov ("MFRD", and together with MFRI BVI, "Sellers", and each, a "Seller");
(3) MFRI, Inc. a corporation organized and existing under the law of the State of Delaware, having its principal business address at 7720 North Lehigh Avenue, Niles, IL 60714 ("MFRI"); and
(4) Hengst Holding GmbH, a German limited liability company, having its registered address at Nienkamp 55 - 85, 48147 Münster, registered with the commercial register of the local court of Münster under No. HRB 6150 ("Buyer").
RECITALS
1.    As of the date of this Agreement, MFRI BVI and MFRD own 990 shares of par value AED 150 each and 10 shares of par value AED 150 each, respectively, ("NAFME Shares") of Nordic Air Filtration Middle East Limited FZC ("NAFME"), representing 99% and 1%, respectively, of the outstanding share capital of NAFME;
2.    As of the date of this Agreement, MFRD legally and beneficially owns nominally DKK 500,000 shares ("Nordic Shares", and together with NAFME Shares, the "Companies’ Shares") of Nordic Air Filtration A/S ("Nordic", and together with NAFME, "Companies", and each, a "Company"), representing all of the outstanding share capital of Nordic;
3.    The NAFME Shares constitute all of the outstanding equity interests in NAFME, and Nordic Shares constitute all of the outstanding equity interest in Nordic;
4.    MFRI BVI and MFRD each wishes to sell to Buyer, and Buyer wishes to purchase from each of MFRI BVI and MFRD, all of the NAFME Shares held by MFRI BVI and MFRD as of the date of this Agreement, pursuant to the terms and conditions of this Agreement;
5.    MFRD wishes to sell to Buyer, and Buyer wishes to purchase from MFRD, all of the Nordic Shares, pursuant to the terms and conditions of this Agreement;
6.    MFRI owns, with regard to the interests in MFRD indirectly, all of the outstanding share capital of each of the Sellers, and MFRI wishes to cause the Sellers to sell to Buyer all of the Companies’ Shares and to provide further comfort with regard to the transaction contemplated in this Agreement pursuant to the terms and conditions of this Agreement.
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
PURCHASE AND SALE OF THE SHARES

1.01	Purchase and Sale of Shares.
(a)Purchase and Sale of the Companies’ Shares. Upon the terms and subject to the conditions set forth in this Agreement:
(i)on the Initial Closing Date, MFRD shall sell, transfer and deliver to Buyer, free and clear of all encumbrances, and Buyer shall purchase from MFRD, all of the outstanding Nordic Shares held by MFRD.

(ii)on the Subsequent Closing Date, each of Sellers shall sell, transfer and deliver to Buyer, free and clear of all encumbrances, and Buyer shall purchase from each such Seller, all of the outstanding NAFME Shares held by such Seller; and

the sale and transfer of the Companies’ Shares shall include all ancillary rights incidental thereto, including the rights to all dividends and other undistributed profits, that are declared, made or paid at any time on or after the Initial Closing Date, which dividends shall include, for the avoidance of doubt, the dividends of the Companies for the full fiscal year ending on January 31, 2016 as well as at the date hereof all undistributed, unpaid and/or undeclared profits for periods before the Initial Closing Date.
(b)Purchase Price. The aggregate consideration for the purchase and sale of the Companies’ Shares shall be equal to an amount in cash (such aggregate consideration, the "Purchase Price") calculated as follows as of January 31, 2016:
(i)Eleven Million US Dollars ($11,000,000.00);
(ii)less the Closing Debt Amount of each of NAFME and Nordic;
(iii)plus the Closing Cash Amount of each of NAFME and Nordic;
(iv)plus the Closing Trade Working Capital Adjustment Amount of each Company (if the Closing Trade Working Capital of such Company, as applicable, is greater than the Closing Trade Working Capital Target of NAFME or Nordic, as the case may be);
or
(v)less the Closing Trade Working Capital Adjustment Amount of each Company (if the Closing Trade Working Capital of such Company, as applicable, is less than the Closing Trade Working Capital Target of such Company, as the case may be);
(vi)less the Warrantors’ Environmental Liabilities.
The Purchase Price will be allocated as follows: Ten Million One Hundred Thousand US Dollars ($10,100,000.00) for the Nordic Shares and Nine Hundred Thousand US Dollars ($900,000.00) for the NAFME Shares, in each case with adjustments for the applicable Company according to Sections 1.01(b)(ii)-(v) for NAFME and Sections 1.01(b)(ii)-(vi) for Nordic.
The Purchase Price shall be subject to adjustment in accordance with Sections 1.01(d).
(c)Estimated Purchase Price and Illustration. The Sellers and Buyer have agreed on an estimation of the Purchase Price (the "Estimated Purchase Price") determined in accordance with the method set forth in Section 1.01(b) (it being understood that for purposes of calculating the Estimated Purchase Price, the Warrantors’ Environmental Liabilities shall be Ninety-Five Thousand US Dollars ($95,000.00), which amount is an estimate of the Warrantors’ Environmental Liabilities determined in accordance with the method set forth in Section 6.11). An example of the calculation of the Estimated Purchase Price is set out in Schedule 1.01(c) for illustrative purposes only. For the avoidance of doubt, none of the specific amounts stipulated in Schedule 1.01(c) shall prejudice the determination by the parties hereto and/or the Firm of the Draft Closing Balance Sheets and the Draft Closing Balance Sheet Statements, the Closing Trade Working Capital, the Closing Debt Amount and the Closing Cash Amount for the Companies in accordance with the provisions of Section 1.01(d).

(d)Post-Closing Trade Working Capital, Cash and Debt.
(i)Buyer, and to the extent necessary Sellers, shall procure that the Companies deliver, within sixty (60) calendar days after the Initial Closing Date, to Buyer and Sellers (x) the Draft Closing Balance Sheets and the Draft Closing Balance Sheet Statements of the Companies (it being understood that, with respect to Nordic, the Draft Closing Balance Sheet and the Draft Closing Balance Sheet Statement thereof shall be prepared by Nordic based on the Audited 2015 Financial Statements) and (y) the Audited 2015 Financial Statements. Prior to such delivery, the Companies shall (and the Buyer shall cause the Companies to), to the extent practicable, consult together with Sellers and Buyer with a view to reducing the potential areas of disagreement with respect to the Draft Closing Balance Sheets, the Draft Closing Balance Sheet Statements, the Closing Trade Working Capital, the Closing Debt Amount and the Closing Cash Amount for the Companies, as set forth in the relevant Draft Closing Balance Sheet Statement, and the Companies shall (and Buyer shall cause the Companies to) cooperate in good faith with Buyer and Sellers regarding any such consultation.

If during the period beginning on the date of Latest Balance Sheets and ending on January 31, 2016, (x) the businesses of the Companies have not been carried out in the ordinary course of businesses and in accordance with past practice by referencing the business practice of the Companies for the twelve-month period before the date of and ending on the date of the Latest Balance Sheets and (y) such deviation of the business conduct by the Companies described in the immediately foregoing clause (x) has resulted in (together with each other deviation thereof) a change in the Draft Closing Balance Sheets, the Draft Closing Balance Sheet Statements, the Closing Trade Working Capital, the Closing Cash Amount and/or the Closing Debt Amount of any of the Companies, the aggregate and the net effect of which changes is in excess of Fifty Thousand US Dollars ($50,000.00), then the negative effects for Buyer of such deviation of the business conduct by the Companies on the Draft Closing Balance Sheets and the Draft Closing Balance Sheet Statements of the Companies, the Closing Trade Working Capital, the Closing Cash Amount and/or the Closing Debt Amount of the Companies shall be accommodated in the Draft Closing Balance Sheet Statements of the Companies for calculating the Final Purchase Price.
(ii)If Buyer or Sellers (the Sellers acting jointly with regard to this Section 1.01) do not, within twenty (20) calendar days from receipt by Buyer and Sellers of the Draft Closing Balance Sheets and the Draft Closing Balance Sheet Statements of the Companies as well as the Audited 2015 Financial Statements, give notice (the "Purchase Price Objection Notice") to each other to disagree with the computation of the Purchase Price calculated from the Draft Closing Balance Sheet Statement of the Companies, as applicable, or any other items relating thereto, which notice shall specifically state the reasons for the disagreement(s) in reasonable detail and specify, in particularly, the adjustment(s), if any, that in the opinion of Buyer or Sellers should be made to the Draft Closing Balance Sheet, Closing Trade Working Capital, the Closing Cash Amount and/or the Closing Debt Amount with respect to NAFME or Nordic, designated separately, or to any other item, then the relevant Draft Closing Balance Sheet Statement and the Closing Trade Working Capital, the Closing Cash Amount and the Closing Debt Amount set forth therein shall be deemed, to the extent not specifically objected to in accordance with this paragraph, final and binding on the parties hereto for the purpose of calculating the Purchase Price.

(iii)If Buyer or Sellers deliver to the other party the Purchase Price Objection Notice in compliance with the preceding sentence and Section 11.03, Buyer and Sellers shall use reasonable efforts to resolve any disagreements as to the computation of the Purchase Price or such other items set forth in the Purchase Price Objection Notice, but if they do not obtain a final resolution within thirty (30) calendar days after Buyer has received the Purchase Price Objection Notice, Buyer and Sellers shall jointly retain PricewaterhouseCoopers LLP, Copenhagen (or its successor) (the "Firm") to resolve any remaining disagreements and shall direct the Firm to render a determination within thirty (30) calendar days of its retention. Buyer, Sellers and their respective employees and representatives shall cooperate with the Firm during its engagement. If PricewaterhouseCoopers LLP, Copenhagen, or any other Firm informs the parties hereto not to be able or willing for any reasons to resolves the remaining disagreements, then FSR Danske Revisorer (in English: FSR Danish Accountants) shall name another Danish branch of an international accounting firm, then being the Firm.

(iv)The Firm shall consider only those items and amounts in the relevant Draft Closing Balance Sheet Statement, that are set forth in the Purchase Price Objection Notice which Buyer and Sellers are unable to resolve. Buyer and Sellers shall each submit a binder to the Firm promptly (and in any event within fifteen (15) calendar days after the Firm's engagement), which binder shall contain such party's computation of Draft Closing Balance Sheet Statement including the Draft Closing Balance Sheet, Closing Trade Working Capital, the Closing Cash Amount and the Closing Debt Amount of NAFME and/or Nordic, as the case may be, in the case of objection to such Draft Closing Balance Sheet Statement, and, in each case, information, arguments and support for such party's position. The Firm shall review such binders and base its determination solely on them in accordance with the Accounting Principles and in accordance with the definition of the Closing Trade Working Capital, the Closing Cash Amount and the Closing Debt Amount, set forth herein and as applied to NAFME and/or Nordic, as applicable. In resolving any disputed item, the Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The determination of the Firm will be conclusive and binding upon Buyer and Sellers. For purposes hereof, the "Closing Balance Sheet Statement" shall mean the Draft Closing Balance Sheet Statement together with any revisions made thereto pursuant to this Section 1.01(d)(iv).

(v)The cost of the determination of the disputed items by the Firm shall be borne by Sellers, on the one hand, and Buyer, on the other hand, based on the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. For example, if closing accounts receivable is the only disputed item, Buyer claims that closing accounts receivable is One Thousand US Dollars ($1,000.00) less than the amount determined by Sellers, and Sellers contest only Five Hundred US Dollars ($500.00) of the amount claimed by Buyer, and if the Firm ultimately resolves the dispute by awarding Buyer Three Hundred US Dollars ($300.00) of the Five Hundred US Dollars ($500.00) contested, then the costs and expenses of arbitration will be allocated sixty percent (60%) (i.e., 300 ÷ 500) to Sellers and forty percent (40%) (i.e., 200 ÷ 500) to Buyer.

(e)Post-Closing Adjustment. Promptly after the later of (i) delivery of the Draft Closing Balance Sheet Statement and (ii) the determination of Closing Trade Working Capital, the Closing Cash Amount and the Closing Debt Amount become final and binding on the parties hereto under Section 1.01(d) above, the Estimated Purchase Price shall be recalculated (i) by giving effect to the final and binding Closing Trade Working Capital, the Closing Cash Amount and the Closing Debt Amount and (ii) using the aggregate amount of the Warrantors’ Environmental Liabilities that are due and payable by the Warrantors determined in accordance with Section 6.11 (provided that if all of the environmental matters referred to in Schedule 6.11 have not been finally resolved immediately prior to the calculation of the Final Purchase Price pursuant to this Section 1.01(e), then the Final Purchase Price shall be calculated using an updated estimate of the Warrantors’ Environmental Liabilities determined pursuant to Section 6.11) (the Purchase Price as recalculated, the "Final Purchase Price"). If the Final Purchase Price is greater than Estimated Purchase Price, Buyer will, within five (5) business days after the determination thereof (the "Adjustment Date"), pay to Sellers an amount equal to the Final Purchase Price minus Estimated Purchase Price. If Final Purchase Price is less than Estimated Purchase Price, Sellers shall, within five (5) business days after the determination thereof, pay to Buyer an amount equal to Estimated Purchase Price minus Final Purchase Price.

1.02The Closing; Payment of Estimated Purchase Price.
(a)Subject to the payment of the Estimated Purchase Price at Initial Closing pursuant to Section 1.02(b), the closing of the purchase and sale of the Nordic Shares contemplated by this Agreement (the "Initial Closing") shall take place by way of electronic exchange of documents on the date of this Agreement (the "Initial Closing Date"), unless agreed otherwise in writing by the parties hereto or unless stated otherwise in Schedule 1.02(c)-Part I(i) and (x).
(b)Subject to the payment of the Estimated Purchase Price at Initial Closing pursuant to Section 1.02(b), the closing of the purchase and sale of the NAFME Share contemplated by this Agreement (the "Subsequent Closing") shall take place by way of electronic exchange of documents on a date mutually agreed to by the parties hereto in writing (the "Subsequent Closing Date"), unless agreed otherwise in writing by the parties hereto unless stated otherwise in Schedule 1.02(c)-Part III.
(c)At Initial Closing, Buyer and each Seller shall complete (if completion thereof can only occur on the Closing Date) or shall have completed all of the matters set forth in Parts I and II, respectively, of Schedule 1.02(c) and shall consummate the transactions set forth in Parts III and IV, respectively, of Schedule 1.02(c) on the Initial Closing Date.
(d)To effectuate the Subsequent Closing, Buyer and each Seller shall complete all of the matters set forth in Parts III and IV, respectively, of Schedule 1.02(c).
(e)The payment of the Estimated Purchase Price shall occur as of the Initial Closing Date as agreed in Schedule 1.02(c)-Part II(iii) and (iv).

ARTICLE II
ESCROW

2.01Escrow Amount. The Escrow Amount to be paid on the Escrow Account according to Schedule 1.02(c)-Part II(iv) will comprise the following funds (the "Escrow Funds"):

a.Nine Hundred Thousand US Dollars ($900,000.00) as purchase price for the Shares in NAFME (the "UAE Funds Shares")
b.One Million Five Thousand US Dollars ($1,005,000.00) as security for any claims of Buyer under this Agreement (the "Further Funds")

2.02Release Escrow Funds Amount. The parties hereto agree that the Escrow Funds shall be released as follows unless agreed otherwise between the parties hereto in writing ("Disbursement Event"):
a.with effect to the Adjustment Date:
i.to Buyer: the amount (if any) to be repaid according to the purchase price adjustment according to Section 1.01 (e);
ii.to Sellers: fifty percent (50%) of the amounts of the original Further Funds (x) minus any amounts paid to the Buyer in accordance with Section 2.02(a)(i), minus (y) the then outstanding Reserve Amount (if any);
b.to Sellers: with effect as of May 31, 2017, an amount of fifty percent (50%) of the then remaining Further Funds minus (x) the then outstanding Reserve Amount (if any);
c.to Sellers: with effect as of January 31, 2018 the then remaining amounts of the Further Funds minus the then outstanding Reserve Amount (if any);
d.to Buyer: subject to Section 6.11, an amount of Warrantors’ Environmental Liabilities (as defined below);
e.to Buyer: an amount of the Reserve Amount claimed by Buyer unless Warrantors have objected in writing to the Claim Certificates (as defined below) duly prepared by Buyer in accordance with Section 2.03 for the respective amount of the Reserve Amount ("Objection Notice") within a period of twenty-five (25) Business Days after receipt of each Claim Certificate.
f.to Sellers: the amount of the UAE Funds Shares to Warrantors, if to NAFME Shares have been transferred to Buyer, accepted by Fujah Free Zone in a written statement.
g.to Buyer: the amount of the UAE Funds Shares shall be disbursed to Buyer, if Buyer has rescinded this Agreement with regard to the NAFME Shares according to Section 6.14.
h.Ruling of a court or arbitration tribunal which is enforceable towards one or several of the Warrantors.

2.03Reserve Amount. The "Reserve Amount" will be determined in good faith by Buyer (after consultation with its internal and/or outside legal counsel) as follows: any amounts that Buyer states and notifies in writing to the Warrantors of one or more alleged breaches of representations or warranties or covenants (including indemnifications) under this Agreement (a "Claim Certificate"), specifying all relevant facts in reasonable detail resulting in the alleged Buyers claim(s) and the alleged Losses (in US Dollars) suffered or incurred by Buyer and attaching to the Claim Certificate appropriate invoices containing reasonable detail of such Losses.

2.04Disbursement. If a Disbursement Event has occurred, each Party shall send a Disbursement Instruction as defined in the Escrow Agreement to the Escrow Agent (as defined in the Escrow Agreement) within five (5) Business Days after it has positive knowledge of a Disbursement Event.

ARTICLE III
REPRESENTATIONS AND WARRANTIES CONCERNING WARRANTORS

Each of the Warrantors represents, severally and not jointly, and only on behalf of itself and except that MFRI shall represent and warrant on behalf of all the Warrantors that, as of the date hereof and as of Initial Closing Date unless stated otherwise following, the following representations and warranties are true and complete, except if and to the extent disclosed in this Agreement, prior to the date hereof in the data room (including all documents, materials and information contained in the Intralinks Data Site as of January 26, 2016 11:59 pm Chicago time) (the "Data Room") or disclosure letter (the "Disclosure Letter") attached as Schedule 3 if and to the extent the relevant facts, matters or circumstances for such Loss and the amount of Loss were fully and fairly disclosed and sufficiently understandable to a reasonable private third party purchaser including, if applicable, Sellers estimate of such loss, except for Losses resulting of Section 3.08 which shall not be subject to the limitation set forth in this clause.

3.01Organization and Corporate Power. Each Warrantor is a company as referred to in the description of the parties to this Agreement, duly incorporated, organized, validly existing and in good standing under the laws of Delaware, Denmark or British Virgin Islands, as applicable, with full power and authority to enter into this Agreement and each other Transaction Document to which it is a party and to perform its obligations hereunder and thereunder.

3.02Authorization, Execution, Delivery; Valid and Binding Agreements. The execution, delivery and performance of this Agreement and each other Transaction Document by each Warrantor and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement and such other Transaction Documents. Assuming that this Agreement is the valid and binding agreement with Buyer, this Agreement constitutes the valid and binding obligation of each Warrantor, enforceable in accordance with its terms, except as such enforceability may be limited by Enforceability Limitations.

3.03No Violation. Each Warrantor is not subject to or obligated under its certificate of incorporation, its bylaws, any applicable law, or rule or regulation of any governmental authority, or any agreement or instrument, or any license, franchise or permit, or subject to any order, writ, injunction or decree, which would be breached or violated in any material respect by such Warrantor’s execution, delivery or performance of this Agreement.

3.04Authority. Each Warrantor has all requisite power and authority and full legal capacity to execute and deliver this Agreement and to perform its obligations hereunder (including all right, power, capacity and authority to sell, transfer and convey the Shares as provided by this Agreement, subject to applicable federal and state securities law restrictions). With regard to NAFME this applies also with regard to the Subsequent Closing Date.

3.05Ownership of Shares. Sellers are the legal and beneficial owners of a number of the Companies’ Shares, as set forth opposite its name on Section 3.03 of the Disclosure Letter, free and clear of any claims, pledges, security interests, liens, charges, encumbrances, options, proxies, voting trusts or agreements and other restrictions and limitations of any kind, other than securities law restrictions applicable to the Companies’ Shares. With regard to NAFME this applies also with regard to the Subsequent Closing Date.

3.06Governmental Authorities; Consents. No consent, approval or authorization of or declaration to or filing with ,any governmental or regulatory authority or any other party or Person is required in connection with any of the execution, delivery or performance of this Agreement and each other Transaction Document or the consummation of the transactions contemplated hereby or thereby, which would have an adverse effect on such Warrantor’s performance under this Agreement or the consummation of the transactions contemplated hereby. With regard to NAFME this applies also with regard to the Subsequent Closing Date.

3.07Litigation. There are no actions, suits or proceedings pending or, to the Warrantors’ Knowledge, threatened against or affecting any Warrantor at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would adversely affect such Warrantor's performance under this Agreement or the consummation of the transactions contemplated hereby.

3.08Solvency. No order has been made, no resolution has been passed and no resolution is proposed to be passed within the next three years following the Initial Closing Date for the winding up, liquidation or dissolution of any of the Warrantors, the Companies and/or Midwesco Filter Resources, Inc. ("MIDWESCO Delaware").

Assuming the satisfaction of the obligations of Seller and Buyer as set forth in Schedule 1.02(c)-Parts I and II, immediately after giving effect to the transaction contemplated hereby as of the Initial Closing Date,
a.each of the Warrantors and MIDWESCO Delaware:
i.shall, following the Initial and Subsequent Closing Date, be able to pay its respective debts as they become due;

ii.shall following the Initial and Subsequent Closing Date own property which has a fair saleable value greater than the amounts required to pay its respective debts (including a reasonable estimate of the amount of all contingent liabilities); and
iii.are solvent as of the date hereof, shall be solvent on the Initial and Subsequent Closing Date, and will not be rendered insolvent by the transactions contemplated by this Agreement;
b.each of the Warrantors shall not, following the Initial and Subsequent Closing Date, be left with an unreasonably small amount of capital to carry on their respective businesses in the ordinary course that is consistent with the day-to-day normal operations of such Warrantor immediately prior to the Initial Closing Date; and
c.MIDWESCO Delaware shall not, following the Initial and Subsequent Closing Date, be left with an unreasonably small amount of capital to carry on their respective day-to-day business.

None of the Warrantors is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of any Warrantor and/or MIDWESCO Delaware. None of the Warrantors have any knowledge of any facts or circumstances which lead them to believe that they will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within three years of the Initial Closing Date.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES CONCERNING NAFME and NORDIC

The Warrantors jointly and severally represent and warrant to Buyer, except that MFRI BVI shall make representation and warranties as set forth in this Article IV only in respect to NAFME and only represent and warrant such matters applicable to NAFME and that, the following representations and warranties are true and complete as of the date hereof and as of the date of the Initial Closing Date, unless stated otherwise following, except if and to the extent disclosed in this Agreement, prior to the date hereof in the Data Room or Disclosure Letter in each case if and to the extent the relevant facts, matters or circumstances for such Loss and the amount of Loss were fully and fairly disclosed and sufficiently understandable to a reasonable private third party purchaser including, if applicable, Sellers estimate of such loss:

4.01Organization and Power. Each of the Companies, and with regard to NAFME in addition as of the Subsequent Closing Date, has been duly incorporated and organized and is validly existing under applicable law of the jurisdiction of its incorporation and has all requisite power and authority necessary to own and operate its properties and to carry on its businesses as now conducted. Each of the Companies is qualified to do business and is in good standing under its jurisdiction of incorporation.

4.02Capitalization. The NAFME Shares are issued and outstanding and are owned legally and beneficially by Sellers, and the Nordic Shares are issued and outstanding and are owned legally and beneficially by MFRD. All of the Companies’ Shares have been duly authorized and are validly issued, fully paid, non-repaid and nonassessable. The Nordic Shares and the NAFME Shares comprise all of the outstanding shares in the share capital of the Companies and neither of the Companies have any other capital stock, equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by such Company. With regard to NAFME this applies also with regard to the Subsequent Closing Date.

4.03Subsidiaries. Neither of the Companies has any Subsidiary.

4.04Financial Statements. The Sellers have furnished Buyer with copies of (i) each of the Companies’ unaudited consolidated balance sheets, each as of November 30, 2015, and the related statement of income for the ten (10) months period then ended (such balance sheet referred to herein as the "Latest Balance Sheets") and (ii) with respect to Nordic only, its audited consolidated balance sheet and statements of income and cash flows as of January 31, 2015 and for the fiscal year ended January 31, 2015 and will furnish the Audited 2015 Financial Statements together with the Draft Closing Balance Sheet Statements in accordance with Section 1.01(d)(i). Such financial statements have been or will be, as applicable, prepared based upon the information contained in the books and records of the Companies, respectively, which are correct in all material respects and have been prepared in accordance with the

Accounting Principles and, having regard for the purpose for which they were prepared, present fairly in all material respects the financial condition and results of operations of the Companies as of the times and for the periods referred to therein, subject in the case of the unaudited financial statements to (A) the absence of footnote disclosures and other presentation items and (B) changes resulting from normal year‑end adjustments.

4.05Books and Records. The Companies are in possession of all necessary books, records and papers relating to its assets and business and all such records have been properly and accurately kept and completed in all material respects. The books and records of the Companies are up-to-date and have been maintained in accordance with all applicable legal requirements and contain complete and accurate records, in all material respects, of all matters to be dealt with in such books under applicable law.

4.06Governmental Authorization. The Companies have all public (whether national, state, regional, municipal or other) permits, licenses, authorizations (public and private), registrations, qualifications and consents which are required by them in any jurisdiction in order to operate their business as presently conducted and are material for their respective businesses or are required for the use or occupation of any of the properties (including, without limitation, all existing buildings and facilities with regard to building permits) (the "Governmental Permits"). To Warrantors’ Knowledge, each Governmental Permit is valid and subsisting. To the Warrantors’ Knowledge, no Governmental Permit has been revoked by the com-petent authority and to the Warrantors’ Knowledge there are no facts which will result in the cancellation or revocation of any Governmental Permit.

4.07No Material Adverse Change; Absence of Certain Developments. Since the date of the Latest Balance Sheets, there has not been any Material Adverse Change and the businesses of the Companies have been carried out in the ordinary course and consistent with past practice as applied over the last twelve (12) months before the date of the Latest Balance Sheets. Except as contemplated by this Agreement and each other Transaction Document, since the date of the Latest Balance Sheets, neither Company has:
a.borrowed any amount or incurred or become subject to any liabilities (including contingent liabilities) including guarantees, or agreed to do so in each case in excess of Fifty Thousand US Dollars ($50,000.00), except for liabilities incurred in the ordinary course of business, liabilities under contracts entered into in the ordinary course of business and borrowings from banks (or similar financial institutions) necessary to meet ordinary course working capital requirements;
b.mortgaged, pledged or subjected to any lien or other encumbrance, any portion of its assets, except for Permitted Liens;
c.sold, assigned, acquired or transferred or agreed to do so any portion of its assets, except in the ordinary course of business;
d.sold, assigned or transferred any Intellectual Property or other intangible assets;
e.suffered any extraordinary losses, damages or destruction or waived any rights of material value;
f.suffered the acceleration or delay of payment of any accounts receivable or payable in the amount in excess of Fifty Thousand US Dollars ($50,000.00), which acceleration or delay thereof is not in the ordinary course of business and is not consistent with past practice as applied over the last twelve (12) months before the date of the Latest Balance Sheets;
g.declared or paid any dividends or made any distributions on its equity interests or other equity securities or redeemed or purchased any of its equity interests or other equity securities;
h.made any capital expenditures or commitments exceeding One Hundred Thousand US Dollars ($100,000.00) per expenditure or commitment; or
i.entered into any other material transaction, except in the ordinary course of business.

4.08Contracts and Commitments.
a.The Data Room contains all of the following contracts to which either Company is a party (the "Material Agreements"):
i.collective bargaining agreement or contract with any labor union;
ii.bonus, pension, profit sharing, retirement or other form of deferred compensation plan;
iii.equity purchase, option plan or similar plan;

iv.agreements relating to the acquisition or sale of interests in other companies or businesses which have been entered into within the last three years prior to the date hereof;
v.joint venture agreements, cooperation agreements, partnership agreements or similar agreements;
vi.contract for the employment of any officer, individual employee or other person on a full‑time or consulting basis for which the annual base compensation exceeds One Hundred Thousand US Dollars ($100,000.00);
vii.material agreement or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a material lien (other than Permitted Liens) on any material portion of such Company’s assets or any guaranty of any obligation for borrowed money or other material guaranty;
viii.lease or agreement under which it is the lessee of, or holds or operates any personal real or property owned by any other party, for which the annual rental exceeds Fifty Thousand US Dollars ($50,000.00) or lease or agreement under which it is the lessor of or permits any third party to hold or operate any property, real or personal, for which the annual rental exceeds Fifty Thousand US Dollars ($50,000.00);
ix.material contract with any officer or director (other than for employment on customary terms);
x.guarantees, suretyships or letters of comfort issued by any of the Companies;
xi.indemnities issued by any of the Companies under which such Company would incur a payment obligation in the amount in excess of Fifty Thousand US Dollars ($50,000.00);
xii.agreements between any Company, on the one hand, and any Warrantor or any of its Affiliate or any of their respective directors or officers, on the other hand, under which such Company or such Warrantor or Affiliate would incur a payment obligation;
xiii.any long-term agreements (i) having aggregate contract value in excess of Fifty Thousand US Dollars ($50,000.00), which cannot be terminated with effect as of or prior to June 30, 2017 or (ii) the termination of which would result in an indemnification obligation of the Companies in excess of Fifty Thousand US Dollars ($50,000.00);
xiv.any long-term agreements with customers or suppliers which provides for obligations of a Company in excess of One Hundred Fifty Thousand US Dollars ($150,000.00);
xv.any agreements with key agents and key distributors; key agents and key distributors includes especially those (i) who in the case of termination would be have a right to indemnity or (ii) the turnover resulting of the agreement with such agent or distributor exceeds in the last financial year Two Hundred Thousand US Dollars ($200,000.00); or
xvi.any agreement or arrangement to which any Company is a party which restricts in any way the ability of any Company to carry on business in any part of the world.
b.To the Warrantors’ Knowledge, neither Company is in material breach or default under any Material Agreement. The execution, delivery and performance of this Agreement by the Warrantors and the consummation of the transactions contemplated hereby do not conflict with or result in any material breach of, constitute a material default under or result in a material violation of, or require any material consent under the provisions of any Material Agreement.
c.To the Warrantors’ Knowledge, each Material Agreement is in full force and effect and constitutes a legal, valid and binding obligation of the relevant Company to such contract, except as such enforceability may be limited by Enforceability Limitations.
d.Except for rights given under statutory law or as provided in writing in the relevant Material Agreement, no third party (including the other party to the Material Agreement) is entitled to terminate or amend such Material Agreement as a result of the transactions contemplated by this Agreement. No party to a Material Agreement has given written notice of termination or has threatened to terminate or materially vary the terms of a Material Agreement.

4.09No Breach; Related Party Matters.
a.Neither Company:
i.is indebted to any Warrantor or any of its Affiliates, except for any indebtedness that is not material to the Companies, taken as a whole;
ii.is a party to any agreement (whether oral or written) or understanding with the Warrantors or any Affiliate of the Warrantors; or

iii.is the consignee or supplier of any goods and/or services to or from the Warrantors or any Affiliate of the Warrantors.
b.Neither the Warrantors nor any Affiliate of the Warrantors:
i.has any interest with fair market value thereof in excess of Fifty Thousand US Dollars ($50,000.00) (including participating interest, outstanding account or the like) in any supplier or customer of any Company.
c.To the Warrantors’ Knowledge, the Warrantors and the Companies have observed corporate formalities in all material respects in entering into and performing any and all related-party arrangements described in Section 4.09(a), and such arrangements are, and have at all times been, concluded and operated on arm's length terms and conditions and in the best interest of the Companies.

4.10.Compliance with Laws. To the Warrantors’ Knowledge, the Companies are in compliance with all applicable laws.

4.11.Legal Proceedings.
a.There are no actions, suits or proceedings pending or, to the Warrantors’ Knowledge, overtly threatened against either Company, at law or in equity, or before or by any court, arbitral tribunal or other dispute settlement forum, governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which if determined adversely to either Company would have a Material Adverse Effect, and neither Company is subject to any material outstanding judgment, order or decree of any court or governmental body.
b.There are no claims against a Company pending or to the Warrantors’ Knowledge, threatened, including product liability claims, warranty claims, claims for defects, work related accident, injury or illness or other claims and no defect or deficiency exist with respect to the Companies’ products, services or production facilities which are likely to give rise to such claims against a Company.

4.12.Assets and Properties.
a.Each Company owns or has the right to use all the Assets currently used by it that are material to and required for the conduct of its business as currently conducted. The Assets owned by each Company are free and clear of all encumbrances (except for Permitted Liens, in the case of real properties). The Assets owned by each Company are in all material respects in a condition that is adequate for the intended uses of such Assets, subject to continued repair and replacement necessary in the ordinary course of business or in accordance with past repair practices. All tangible Assets of the Companies are located on or at the Companies’ real property.
b.All inventories and/or work in progress owned by a Company as of the date hereof have been acquired or manufactured in the ordinary course of business, consistent with past practice.
c.Section 4.12(c) of the Disclosure Letter lists the address of the real property owned by the Companies. Except for the real property listed in the Disclosure Letter, the Companies are not and have not previously been the owner of any real property. With respect to each parcel of real property owned by the Companies, respectively:
i.the Companies have good and marketable fee simple title, free and clear of all liens, security interests or other encumbrances, except for Permitted Liens;
ii.the Companies have not leased or otherwise granted to any Person the right to use or occupy such real property or any portion thereof;
iii.there are no outstanding options, rights of first offer or rights of first refusal to purchase such real property or any portion thereof or interest therein; and
iv.the real properties owned or leased by the Companies are not affected by any liens or restrictions materially adversely affecting the Companies’ use thereof.

4.13.Tax Matters.
a.The Companies have filed all material Tax Returns which are required to be filed by them and paid all Taxes shown as due on such Tax Returns. The Companies have paid all material Taxes due and owing by them and have withheld and paid over to the appropriate taxing authority all Taxes which they are required to withhold from amounts paid or owing to any employee, creditor or other third party. The assessment of any additional Taxes for periods ending on or prior to the date of the Latest Balance Sheets shall not materially exceed the recorded liability therefor on the Latest Balance Sheets (excluding any amount recorded which is attributable solely to timing differences between book and Tax income). Since the date of the Latest Balance Sheets, neither Company has incurred any material liability for Taxes other than in the ordinary course of business.
b.Neither Company has waived any statute of limitations with respect to any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency.
c.Neither Company is in violation of any applicable law or regulation regarding Tax that would result in a Material Adverse Effect.
d.Neither Company has entered into any contract or arrangement which cannot be considered to be on arm’s length terms for Tax purposes. The Company is not involved in any dispute in relation to Taxes, nor to the Sellers’ Knowledge is such dispute threatened.
e.Neither Company has concluded any agreement, ruling or compromise with any tax authority, which may affects its Tax position.
f.Each Company has duly prepared and kept the applicable transfer pricing documentation under Danish tax law for any Tax periods ending before the Closing Date.
Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 4.13 are the only representations and warranties relating to Tax matters made by the Warrantors under this Agreement.
4.14.Intellectual Property.
a.Each of the Companies owns, or has a valid right to use all of the patents, registered and material unregistered trademarks and service marks, trade names (including the Companies’ name Nordic / Nordic Air), corporate names, registered copyrights, Internet domain names, Know-How, and all pending applications for any of the foregoing that have been filed with a governmental authority, that are owned and used by the such Company (collectively, "Intellectual Property") and are necessary for and material to its business as currently conducted, free and clear of all liens, security interests or other encumbrances, except for Permitted Liens. For each item of Intellectual Property owned by a Company, the Company paid any maintenance fees due up to the Closing Date.
b.To the Warrantors’ Knowledge, neither Company is currently infringing or misappropriating the Intellectual Property of any other Person, and there are no claims or threats by a third party alleging that either Company infringes the Intellectual Property of such third party.
c.To the Warrantors’ Knowledge, no Person is currently infringing or misappropriating any Intellectual property owned by either Company.
d.All Know-How necessary for and material to the business of either Company is adequately documented in writing. No part of such Know-How has been disclosed to any third party in the absence of a confidentiality agreement.
e.All material documents and information relating to the content and title of Intellectual Property (particularly the content of Know-How) are in the possession of the Target Group Companies.
f.The IT systems owned or leased by the Companies are of sufficient quality, capacity and processing power to carry out the current data processing and telecommunications requirements of the Companies in a commercially reasonable manner. All material components of the IT systems owned or leased by the Companies are properly documented (the documentation forming part of the assets of the Companies) and covered by maintenance and disaster recovery agreements as is commercially reasonable. No material component of the IT systems owned or leased by the Companies is currently experiencing, or to the Warrantors’ Knowledge is prone to, any material malfunction or error.

4.15.Labor and Employee Benefits.
a.The Companies are not, nor have they been within the past three (3) years, a party to any labor or collective bargaining agreement, and there are no labor or collective bargaining agreements which pertain to employees of the Companies, except for any such labor or collective bargaining agreement required to be entered into by the Companies under laws applicable to the Companies.
b.No employees of the Companies are represented by any labor organization, except for any such labor organization required to be formed and organized by the Companies and/or their employees under laws applicable to the Companies; no labor organization or group of employees of the Companies has made a pending demand for recognition or certification to the Companies, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the applicable labor relations tribunal or authority relating to the Companies. To the Warrantors’ Knowledge, there are no organizing activities involving the Companies pending with any labor organization or group of employees of the Companies.

c.The Companies are (i) in compliance in all material respects with all policies, custom and practice and laws governing labor and employment, including, without limitation, all laws relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social insurance taxes and similar taxes; (ii) not subject to obligations or liabilities towards former employees of the Companies (including without limitation with respect to severance payment, termination notice, bonus entitlement, pension commitments or other), (iii) not subject to obligations or liabilities towards present employees of the Companies (including without limitation with respect to severance payment, termination notice, bonus entitlement, pension commitments or other) which are materially more onerous to the Companies than applicable provisions of local law, and (iii) the Companies are not subject to any pension obligations towards present or former employees.
d.There are no unfair labor practice charges, grievances or complaints pending or, to the Warrantors’ Knowledge, threatened by or on behalf of any employee or group of employees of the Companies.
e.There are no legal proceedings against the Companies pending, or to the Warrantors’ Knowledge, threatened to be brought or filed, with any governmental authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment (alleged or otherwise) or termination of such employment (alleged or otherwise), of any individual by the Companies or any matter arising out of or in connection therewith.
f.The independent contractors who provide, or provided within the applicable statute of limitations, services to the Companies are or were properly classified as independent contractors under all applicable laws and: (i) no independent contractor has any legal entitlement to any right to participate in any employee benefits plans; and (ii) to the Warrantors’ Knowledge, the Companies are not under investigation or audit with respect to its treatment of independent contractors as independent contractors rather than employees.
g.To the Warrantors’ Knowledge: (i) no employee of the Companies intends to terminate his or her employment; (ii) no employee of the Companies has received an offer to join a business that is competitive with the business of the Companies; and (iii) no employee of the Companies is a party to or is bound by any confidentiality agreement, noncompetition or non-solicitation agreement or other contract (with any person) that may have an adverse effect on (A) the performance by such employee of any of his duties or responsibilities as an employee of the Companies; or (B) the business of the Companies.
h.There are no amounts owing to any present or former director, officer, employee or consultant of the Companies, whether for salary, fees or otherwise, except as set forth on Section 4.15(h) of the Disclosure Letter.

4.16.Subsidy. The Companies have not received any grant, subsidy or financial assistance from any governmental department or agency of any local or other authority. No subsidy (including listed in the Disclosure Letter) will be repayable as a result of the signing or consummation of the transaction contemplated in this Agreement.

4.17.Environmental Compliance and Conditions. To the Warrantors’ Knowledge, the Companies have obtained all material permits, licenses and other authorizations required under federal, state and local laws and regulations relating to pollution or protection of the environment ("Environmental and Safety Requirements"). To the Warrantors’ Knowledge, the Companies are in compliance in all material respects with all terms and conditions of such permits, licenses and authorizations and are also in compliance in all material respects with all other Environmental and Safety Requirements. To the Warrantors’ Knowledge, no soil on property currently or formerly leased or owned by the Companies is subject to contamination with hazardous substances. To the Warrantors’ Knowledge, no property currently leased or owned by the Companies is charted in accordance with the Danish Soil Pollution Act (in Danish: Jordforureningsloven) and/or the Danish Waste Deposit Act (in Danish: Affaldsdepotloven).

4.18.Brokerage. There are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of either Company, except for the fees and expenses of Brown Gibbons Lang & Co., which shall be paid by Sellers.
4.19.Insurance. The Data Room contains true and complete copies of all insurance policies covering the assets, business or operations of the Companies that are material to the conduct of the business by the Companies ("Insurance Policies"). To the Warrantors’ Knowledge, each Insurance Policy is in full force and effect.

a.No underwriter under the Insurance Policies (or similar insurance policies) has avoided or to the Warrantors’ Knowledge, threatened in writing to avoid insurance cover under such insurance policies in the two years preceding the date of this Agreement.
b.There are no claims outstanding under any such policies and to the Warrantors’ Knowledge, there are no facts existing as of the date hereof that would reasonably likely to give rise to such a claim.

ARTICLE V
REPRESENTATIONS AND WARRANTIES CONCERNING BUYER

Buyer represents and warrants to each of the Warrantors that the following representations and warranties are true and complete as of the date hereof:
5.01Organization and Corporate Power. Buyer is a German limited liability company duly organized, validly existing and in good standing under the laws of Germany, with full power and authority to enter into this Agreement and each other Transaction Document and perform its obligations hereunder and thereunder. Buyer has the right to acquire and hold the Shares and is in good standing in each jurisdiction with regard to Denmark, Germany and UAE where failure to so qualify would have a material adverse effect upon Buyer’s performance under this Agreement or the consummation of the transactions contemplated hereby.

5.02Authorization. The execution, delivery and performance of this Agreement and each other Transaction Document by Buyer and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement and such other Transaction Documents. Assuming that this Agreement is a valid and binding obligation of the Warrantors, this Agreement constitutes a valid and binding obligation of Buyer, enforceable in accordance with its terms, except as such enforceability may be limited by Enforceability Limitations.

5.03No Violation. Buyer is not subject to or obligated under its certificate of incorporation, its bylaws, any applicable law, or rule or regulation of any governmental authority, or any agreement or instrument, or any license, franchise or permit, or subject to any order, writ, injunction or decree, which would be breached or violated in any material respect by Buyer's execution, delivery or performance of this Agreement
.
5.04Governmental Authorities; Consents. No consent, approval or authorization of any governmental or regulatory authority or any other party or Person is required to be obtained by Buyer in connection with its execution, delivery and performance of this Agreement and each other Transaction Document and the consummation of the transactions contemplated hereby and thereby.

5.05Litigation. There are no actions, suits or proceedings pending or, to Buyer's knowledge, overtly threatened against or affecting Buyer at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would adversely affect Buyer's performance under this Agreement or the consummation of the transactions contemplated hereby.

5.06Investment Representation. Buyer is purchasing the Companies’ Shares for its own account with the present intention of holding such securities for investment purposes and not with a view to offer for sale in connection with any public distribution of such securities in violation of any federal or state securities laws.

5.07Financing. Buyer has and shall have at the Closing sufficient cash and available irrevocable credit facilities from reputable financial institutions (and has provided evidence thereof satisfactory to Sellers) to pay the full consideration payable to Sellers hereunder, to make all other necessary payments by it in connection with the purchase of the Companies’ Shares and to pay all of its related fees and expenses.

5.08No Knowledge of Misrepresentation or Omission; Non-Reliance. Buyer acknowledges and agrees that (i) it has not relied upon the accuracy or completeness of any, whether express or implied, representation, warranty, statement or information, and none of the Warrantors has made any representation, warranty, statement or information, whether express or implied, in each case as to the Companies, the Companies’ Shares or as to the accuracy or completeness of, any information regarding the Companies furnished or made available by or on behalf of any Warrantor to Buyer, its Affiliates and/or their respective representatives, except as expressly set forth in ARTICLE III and IV and (ii) none of the Warrantors shall have or be subject to any liability whatsoever to Buyer or any other Person resulting from the furnishing by or on behalf of any Warrantor to Buyer, its Affiliates and/or their respective representatives or Buyer’s, its Affiliates’ or their respective representatives’ use of, or reliance on, any such information, documents or materials and neither Buyer nor any other Person shall have any right whatsoever against any Warrantor with respect to any inaccuracy in any representation, warranty, statement or information, except for representations and warranties as expressly set forth in ARTICLES III and IV. Buyer has no actual knowledge and is not aware that the representations and warranties of ARTICLES III and IV of the Companies in this Agreement and/or the matters disclosed in the Disclosure Letter are not true and correct in any material respects, and Buyer has no actual knowledge or is not aware of any material error in, or material omission from, the Disclosure Letter.

ARTICLE VI
COVENANTS AND AGREEMENTS

6.01Confidentiality of Sellers. Each Seller agrees and acknowledges that all information provided by or on behalf of Buyer, any of its Affiliates or any of their respective representatives under this Agreement or in connection with the consummation of the transactions contemplated hereunder and all information relating to the Companies and their businesses shall be treated in accordance with that certain Non-Disclosure Agreement (the "Confidentiality Agreement"), dated as of October 8, 2015, entered into by and among Buyer and MFRI, which agreement shall continue in full force and effect in accordance with its terms. The covenant set forth in this Section 6.01 shall terminate on the second anniversary of the Closing Date.

6.02Confidentiality of Buyer. Buyer agrees and acknowledges that all information provided by or on behalf of any of the Warrantor or any of the Companies to Buyer, any of its Affiliates or any of their respective representatives under this Agreement or in connection with the consummation of the transactions contemplated hereunder shall be treated in accordance with the Confidentiality Agreement, which agreement shall continue in full force and effect in accordance with its terms.

6.03Consents. Buyer acknowledges that certain consents and waivers with respect to the transactions contemplated by this Agreement may be required from Danske Bank with regard to capital leases as well as financing agreements (such consent in the following refers to consent of Danske Bank to that extend) and that such consents and waivers have not been obtained. Buyer agrees that, notwithstanding anything to the contrary contained herein, Sellers and their respective Affiliates shall not have any liability whatsoever to Buyer (or any of its Affiliates) arising out of or relating to (i) the failure to obtain any such consent or waiver, (ii) a claim by any counterparty to any such contract of breach by any of the Companies (or any of their respective Affiliates) thereof arising from or relating to the transactions contemplated by this Agreement, (iii) any termination of a contract as a result of clause (i) or (ii) above and any resulting termination or inability to perform under any other contract of any of the Companies or any of their respective Affiliates for which such terminated contract is required for performance by such Company, or such Affiliate of its obligations thereunder, (iv) any proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such consent or waiver, any such termination or any such inability to perform or (v) the loss of any revenue, customers, dealers or employees as a result of or relating to any action by any Person covered in clause (ii) or (iii) of this Section 6.03. Buyer further agrees that no representation, warranty, covenant or agreement of Sellers contained in this Agreement shall be inaccurate or breached or deemed inaccurate or breached, and no condition shall be deemed not satisfied, as a result of any of the consequences referred to in the foregoing clauses (i) through (v).

6.04Director and Officer Liability and Indemnification. For a period of six (6) years after the Closing, Buyer shall not, and shall not permit any of the Companies to amend, repeal or modify any provision in the governing documents of such Company (e.g., articles of incorporation, bylaws, operating agreements, partnership agreements, etc.) relating to the exculpation or indemnification of former officers and directors (unless required by law), it being the intent of the parties that such former officers and directors of such Company prior to the Closing shall continue to be entitled to such exculpation and indemnification to the fullest extent permitted under applicable law and as applicable as of the Closing Date.

6.05Privileged Matters. The parties hereto acknowledge and agree that the information relating to or arising out of the legal advice or services that have been or will be provided prior to the Closing for the benefit of the Warrantors and the Companies, shall be subject to a shared privilege between the Warrantors, on the one hand, and the Companies, on the other hand, and the Warrantors and the Companies shall have equal right to assert all such shared privileges in connection with privileged information under any applicable law and no such shared privilege may be waived by (a) the Warrantors without the prior written consent of either Company, as applicable; or (b) by either Company without the prior written consent of the Warrantors; provided, however, that any information relating to or arising out of any legal advice or services provided with respect to any matter for which an Indemnitor has an indemnification obligation hereunder, shall be subject to the sole and separate privilege of such Indemnitor, and such Indemnitor shall be entitled to control the assertion or waiver of all such separate privileges under any applicable law in connection with any privileged information, whether or not such information is in the possession of or under the control of any of the Indemnitees.

6.06Press Releases and Communications. No press release or public announcement related to this Agreement or the transactions contemplated herein shall be issued or made without the joint approval of Buyer and Sellers, unless required by law (in the reasonable opinion of counsel) in which case Buyer and Sellers shall have the right to review such press release or announcement prior to publication.

6.07Expenses. Except as otherwise expressly provided herein, the Warrantors and Buyer shall each be responsible for all of their own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of their respective obligations hereunder and the consummation of the transactions contemplated by this Agreement (whether consummated or not).

6.08Further Assurances. From time to time, as and when requested by any party hereto and at such party's expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such other party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing clause, from time to time, each party hereto shall sign, make, execute, deliver, issue or file (or cause to be signed, made, executed, delivered, issued or filed) with any person, including the Fujairah Free Zone Authority or other governmental authority or agency in the UAE, all such agreements, documents, instruments, certificates, consents, forms or waivers (and all amendments to any of the same) as shall reasonably be required to transfer all the NAFME Shares to Buyer and convert NAFME to a "Free Zone Establishment".

6.09Certain Tax Matters. The following provisions shall govern the allocation of responsibility as between Buyer and the Companies on the one hand and Sellers on the other hand for certain Tax matters following the Closing:
a.For any tax periods ending on or before the January 31, 2016, Sellers shall prepare or cause to be prepared all Tax Returns and applicable transfer pricing documentation in accordance with applicable law for the Companies which are filed after the Initial Closing Date.
b.Buyer, the Companies and Sellers shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and preparation of applicable transfer pricing documentation in accordance with applicable Danish law pursuant to this Section 6.09 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Companies shall retain all original copies of books and records (and Sellers may retain copies of such books and records) with respect to tax matters pertinent to the Companies relating to any tax periods and shall abide by all record retention agreements entered into with any taxing authority, and shall give Sellers reasonable written notice prior to transferring, destroying or discarding any such books and records prior to the expiration of the applicable statute of limitations for that tax period, and if Sellers so request, the Companies shall allow Sellers to take possession of such original copies of books and records.
c.All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (except for taxes on the Purchase Price) shall be paid by Buyer when due, and Buyer will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable law, Sellers will join in the execution of any such Tax Returns and other documentation.
d.Sellers shall be liable for (and the Warrantors shall indemnify and hold harmless Buyer and the Companies from and against) any Taxes imposed and be entitled to any cash refund of Taxes, in each case attributable to a tax period ending on or prior to January 31, 2016. The Companies shall be liable for any Taxes imposed and entitled to any refund of Taxes, in each case attributable to a tax period ending after the January 31, 2016. If a party receives a refund of Taxes to which another party is entitled under this Section 6.09(d), it shall pay the refund to the other party within fifteen (15) days of its receipt from the taxing authority. For the avoidance of doubt, the limitations stated in Article VII shall not apply to the Warrantors’ indemnity (the "Warrantors’ Tax Indemnity") in this Section 6.09.

6.10Termination of the Mandatory Danish Tax Consolidation.
a.The parties hereto acknowledge that MFRD and Nordic are subject to mandatory tax consolidation pursuant to Section 31 of the Danish Company Tax Act and are members of MFRD's Danish tax group (the "MFRD Tax Group").
b.The parties hereto acknowledge that MFRD acts as the administration company (the "Administration Company") of the MFRD Tax Group pursuant to Section 31 of the Danish Company Taxation Act ("Section 31").
c.Nordic shall remain member of the MFRD Tax Group until MFRD ceases to control Nordic for the purpose of Section 31. In the common opinion of the Sellers and the Buyer, MFRD ceases to control Nordic as of Closing.
d.MFRD shall procure that notice is given in accordance with the applicable statutory requirements to the Danish tax authorities ("SKAT") of Nordic’s cessation from the MFRD Tax Group per Closing. The notice shall be submitted to SKAT, and a copy thereof shall be provided to the Buyer, no later than one month after Closing.
e.The Sellers and the Buyer agree and acknowledge that the taxable income and tax losses of Nordic must be included in the taxable income of the MFRD Tax Group pursuant to Section 31 for any income period ending before or on the date of Closing or such other date which SKAT may deem to be the date of Nordic’s cessation from the MFRD Tax Group.
f.MFRD shall procure that income tax statements and tax returns are prepared and timely filed for Nordic for all income periods ending before or on the date of Closing, including the income period beginning the first day after the latest finalized income year and ending on the date of Closing (the "Final Income Period"). The income tax statement and tax return for the Final Income Period (the "Final Income Statement") shall in all materiality be drawn up in accordance with the same accounting and tax principles as have previously been applied in respect of Nordic´s income tax statements and tax returns.
g.MFRD shall no later than ninety (90) calendar days after the Closing Date deliver to the Buyer for the Buyer’s review a draft of the Final Income Statement. MFRD undertakes to reflect in the Final Income Statement the reasonable comments of the Buyer which are received within twenty (20) Business Days from delivery of the draft Final Income Statement to the Buyer.
h.The Buyer shall procure that Nordic makes available to MFRD all relevant book-keeping, accounting material and other documents which MFRD requests for the purpose of the preparing of the Final Income Statement. The Buyer shall furthermore, in a period of six years from Closing, procure that Nordic makes available to MFRD all book-keeping, accounting material and other documents which MFRD may reasonably request for the purpose of Tax matters pertaining to the MFRD Tax Group.
i.MFRD shall conduct all communications and negotiations with SKAT regarding any income period ending on or before the date of Closing, provided that MFRD shall not, without the prior written approval from the Buyer, take any action or refrain from taking any action which may adversely affect the tax position of Nordic after Closing. Such approval from the Buyer shall not be unreasonably withheld. MFRD shall keep the Buyer duly informed of communications and negotiations with SKAT.
j.MFRD shall:

i.Pay to SKAT when due and payable all Tax amounts which are contributed to it by Nordic in respect of any income period ending on or before Closing;
ii.Pay to Nordic when due and payable any reimbursement which Nordic is entitled to under Section 31(8) (reimbursement for utilization of tax losses); Pay to Nordic within fifteen (15) business days of receipt thereof from SKAT (i) any excess of any Taxes paid by Nordic to MFRD pursuant to Section 31 over the amount of Tax finally payable in respect of Nordic and (ii) interest on such excess as received by MFRD from SKAT;
k.The Buyer shall procure:
i.That Nordic pays to MFRD an amount equal to any Tax (including interest and other charges) pertaining to Nordic which MFRD or other companies in the MFRD Tax Group are charged with pursuant to Section 31. The payment shall be made within fifteen (15) business days of receipt of MFRD 's written request but no earlier than ten (10) business days before the amount becomes due and payable to SKAT;
ii.That Nordic repays to MFRD the excess of any amounts previously received as reimbursement for utilization of Tax losses over the final reimbursement amount payable to MFRD pursuant to Section 31(8). Such repayment shall be made within fifteen (15) business days of receipt of MFRD’s written request for payment accompanied by a copy of SKAT’s notice or decision confirming the basis for the final reimbursement amount.
l.In the event any amount payable by Nordic pursuant to the above Section 6.10(k) arises out of circumstances which constitute a breach of the Seller’s tax warranties or tax indemnities set out in this Agreement, the Buyer and Nordic shall be entitled to offset the amount payable pursuant to Section 6.10(k) against the amount payable by the Seller to the Buyer pursuant to this Agreement.
m.In the event SKAT deems MFRD to have ceased control of Nordic as of a date other than the date of Closing, the provisions in this Section 6.10 shall be construed in accordance therewith and the Final Income Statements shall be adjusted accordingly.

6.11Indemnification Environment. Until all of the environmental matters referred to in Schedule 6.11 are finally resolved and the relevant Danish governmental authority has issued a written statement stating the same (the date on which the foregoing events occur, the "Environmental Adjustment Date"), Warrantors, on a joint and several basis, will indemnify and hold harmless Buyer and Nordic of any costs and expenses actually incurred by Nordic with regard to any remedial measures taken by Nordic with respect to any of the environmental matters referred to in Schedule 6.11, subject to the following limitations: (i) the aggregate amount of all payments to which Buyer or Nordic shall be entitled in satisfaction of claims for indemnification pursuant to this Section 6.11 shall in no event exceed One Hundred Eighty-Five Thousand US Dollars ($185,000.00); (ii) Buyer and Nordic shall be entitled to make indemnification claim for fifty percent (50%) of such aggregate costs and expenses up to an amount of One Hundred Thousand US Dollars ($100,000.00) incurred by the Company, and for ninety percent (90%) of such aggregate costs and expenses between One Hundred US Dollars ($100,000.00) and Two Hundred Fifty Thousand US Dollars ($250,000.00) incurred by the Company; (iii) any claim for indemnification pursuant to this Section 6.11 shall be accompanied by appropriate invoices containing reasonable detail of such aggregate costs and expenses incurred by the Company and (iv) any amount due and payable by the Warrantors pursuant to this Section 6.11 shall first be set off against the amount of the Warrantors’ Environmental Liabilities included in the calculation of the Estimated Purchase Price and/or the Final Purchase Price, as applicable, until such amount of the Warrantors’ Environmental Liabilities has been fully offset and if any such amount that is due and payable by the Warrantors remains after the set off in accordance with the immediately preceding clause, then such remaining amount shall be due and payable by the Warrantors in accordance with this Section 6.11. The amount payable by the Warrantors upon claim of indemnification by Buyer or Nordic pursuant to this Section 6.11 shall be referred to as the "Warrantors’ Environmental Liabilities". As of the Initial Closing Date and as of the Adjustment Date, the amount of the Warrantors’ Environmental Liabilities is determined on the basis of reasonable estimations agreed to in writing by the parties hereto and/or the amount known and agreed to in writing by the parties hereto, as applicable. On the Environmental Adjustment Date, if any amount of the Warrantors’ Environmental Liabilities included in the calculation of the Estimated Purchase Price and/or the Final Purchase Price, as applicable, remains after such amount having been offset against the aggregate amount that is due and payable by the Warrantors pursuant to this Section 6.11, then such remaining amount of the Warrantors’ Environmental Liabilities included in the calculation of the Estimated Purchase Price and/or the Final Purchase Price shall be paid by Buyer to the Warrantor by wire transfer of immediately available funds not later than five (5) business days following the Environmental Adjustment Date.

6.12Behavior until Subsequent Closing Date. In the period between the date of this Agreement and the Subsequent Closing Date each of the Warrantors shall procure with regard to NAFME that:
a.the business of NAFME will be properly managed, be carried on in the ordinary and usual course and that NAFME will comply, in all material respects, with all applicable laws and will maintain all licenses, insurances consents and authorizations of any nature whatsoever (public or private) which are necessary to carry on the business of NAFME as presently conducted;
b.Buyer will be kept fully and promptly informed of all material matters relating to business, assets and affairs of NAFME;
c.NAFME will keep proper accounting records and in them make true and complete entries of all dealings and transactions in relation to its and their business; and
d.Buyer and its representatives will be afforded reasonable access to the premises of NAFME, all employees, directors, officers and advisers of NAFME and all documents, books and records held or maintained relating thereto.

6.13Consent until Subsequent Closing. Without prejudice to the provision of Section 6.12, in the period until Subsequent Closing Date Warrantors shall procure that none of the following matters will occur or be undertaken without the prior written consent of the Buyer:
a.the sale or disposal of, or the grant or termination of any rights in respect of, any part of the undertaking or the assets of NAFME;
b.the declaration, payment or other making by NAFME of any dividend or other distribution;
c.the passing of any shareholders' resolution relating to NAFME, including any alteration to the articles of association or any other constitutional document of NAFME;
d.the giving by NAFME of any guarantee, suretyship, letter of comfort, indemnity or any other security and the creation or issue or allowing to come into being of any mortgage, charge or other security interest upon or over any part of the property of assets
e.the acquisition by NAFME of any shares of any other company or the participation in any partnership, consortium, association or joint venture;
f.the borrowing of any money or acceptance of any financial facility by NAFME or the making or granting of any loan or any financial facility;
g.the appointment of any person as a director of NAFME;
h.the entry into, termination, amendment or variation of any contract or arrangement by any NAFME; or
i.the commencement of any litigation by NAFME.

6.14If No Subsequent Closing. If the Subsequent Closing does not occur as of March 31, 2016 Buyer has the right to rescind this Agreement, provided that no Subsequent Closing has occurred in the meantime until receipt of the rescission of Buyer by Warrantors, with regard to the sale of the NAFME Shares, whereby the amount UAE Funds Shares will be released to Buyer. In the event of a rescission,
a.this Agreement shall only end with regard to the NAFME Shares;
b.the Warrantors will procure and hereby each Warrantor guarantees and is unconditionally cumulatively with NAFME liable towards Buyer and Nordic that all loans or other receivables of Nordic against NAFME will be repaid in full based on prevailing commercial terms.

ARTICLE VII
INDEMNIFICATION

7.01Survival. The representations and warranties set forth in this Agreement and in any certificates delivered at the Closing in connection with this Agreement shall survive the Initial and Subsequent Closing Dates and the consummation of the transactions contemplated hereby subject to the limitations set forth in this ARTICLE VII.

7.02Indemnification.
a.Subject to the provisions of this Agreement, including Section 7.02(d), Section 7.03 and the next sentence, Buyer shall be indemnified and held harmless by the Warrantors, on joint and several basis, against any actual and calculable loss, liability (including Tax liabilities), damage, diminution in value, or documented expense (including reasonable attorneys’ fees) (collectively, "Losses" and individually, a "Loss") directly suffered or incurred by Buyer (which, for the avoidance of doubt, shall comprise any Loss suffered or incurred by the Companies) to the extent arising from any inaccuracy or misrepresentation of any representation and warranty of the Warrantors expressly set forth herein, or any breach or non-fulfillment of any agreement, covenant, or obligation of Warrantors pursuant to this Agreement and the Transaction Documents, or arising out of, in connection with or as arising from, related to, or as a result of the transfer of the Companies’ shares being held invalid, declared fraudulent, or set aside as void or voidable under the bankruptcy laws of any jurisdiction or any other similar reasons, including without limitation, any judgment, order, or decree of any court or administrative body having jurisdiction over Buyer or any of its property.

Notwithstanding anything herein to the contrary,
i.Buyer shall not be entitled to seek indemnification with respect to any Loss incurred as a result of a breach of any representations and warranties contained in ARTICLE III and ARTICLE IV unless, until and only to the extent that the aggregate amount of all Losses suffered by Buyer as a result of such breach(es) exceeds in the aggregate One Hundred Sixty-Eight Thousand Seven Hundred Fifty US Dollars ($168,750.00) (the "Deductible"), in which case Buyer shall be entitled to indemnification only for such excess; provided, however, that no claim by Buyer shall be so asserted where the Loss relating to such claim is less than Sixteen Thousand Eight Hundred Seventy Five US Dollars ($16,875.00) (the "Mini-Basket") and such claims shall not be aggregated for purposes of this Section 7.02(a) except for claims of a similar nature which shall be aggregated;
ii.the aggregate amount of all payments to which Buyer shall be entitled in satisfaction of claims for indemnification pursuant to this Section 7.02(a) shall in no event exceed One Million Nine Hundred Sixty Eight Thousand Seven Hundred Fifty US Dollars ($1,968,750.00) (the "Cap"); and
iii.Buyer shall not be entitled to seek indemnification with respect to any Loss of which Buyer, any of its Affiliates or any of their respective representatives had positive knowledge prior to the date hereof or was disclosed in this Agreement, prior to the date hereof in the Data Room or Disclosure Letter in each case if and to the extent the relevant facts, matters or circumstances for such Loss and the amount of Loss were fully and fairly disclosed and sufficiently understandable to a reasonable private third party purchaser including, if applicable, Sellers estimate of such loss, except for Losses resulting from (1) Section 3.08 (Solvency), Section 6.11 (Indemnification Environment), Section 10.17 (Release Warrantors), (2) the Warrantors’ Tax Indemnity, and/or (3) Sections 6.12 or 6.13 (Indemnification NAFME) which shall not be subject to the limitation set forth in this clause (iii);
provided, however, that neither the Deductible, the Mini-Basket nor the Cap shall apply with respect to any Losses resulting from or relating to breaches of (1) representations and warranties contained in ARTICLE III or in any of the following sections of ARTICLE IV: the first sentence of Section 4.01 (Organization and Power), Section 4.7(g) (No Payment of Dividends), Section 4.09 (Related party matters), Section 4.02 (Capitalization), Section 4.03 (Subsidiaries), Section 4.18 (Brokerage), Section 10.17 (Release Warrantors) (together these sections comprise the "Fundamental Representations"), (2) arising as a result of willful misconduct or gross negligence on the part of the Warrantors, (3) the Warrantors’ Tax Indemnity, or (4) Sections 6.12 or 6.13 (Indemnification NAFME).
b.Notwithstanding anything to the contrary hereunder (including Section 7.02(a)) or in any other Transaction Documents, however, no Warrantor shall be liable for any amounts, individually or in the aggregate, under this Agreement and each other Transaction Document (including indemnifiable Losses hereunder or thereunder) in excess of the net cash proceeds received by the Sellers hereunder in connection with Buyer's delivery of the Purchase Price except in the event of Losses arising from, related to, or as a result of any breach of Section 3.08 (Solvency), and/or Sections 6.12 or 6.13 (Indemnification NAFME), and/or Section 10.17 (Release Warrantors) for which the limitation according to this (b) shall not apply and the liability be unlimited.
c.Subject to the provisions of Section 7.02(d) and 7.03, Buyer shall indemnify the Warrantors and hold them harmless against any Loss which the Warrantors suffer, sustain or become subject to as a result of (i) any breach by Buyer of its covenants, representations and warranties set forth herein, in each other Transaction Document and as restated in any certificates delivered by Buyer at the Initial Closing or Subsequent Closing, as applicable, and (ii) the operations of the Companies following the Initial Closing or the Subsequent Closing, as applicable, however, limited to an amount of the net cash proceeds received or to be owed to the Sellers hereunder in connection with Buyer's delivery of the Purchase Price.
d.No Person shall be liable for any claim for indemnification under Sections 7.02(a) or 7.02(c) above unless written notice specifying in reasonable detail the nature and the quantum of the claim for indemnification is delivered by the Person seeking indemnification to the Person from whom indemnification is sought (i) on or prior to the date falling on the third (3rd) anniversary of the Closing Date with respect to claims for indemnification relating to breaches of the Fundamental Representations and ARTICLE V (other than Sections 5.04 (Governmental Authorities; Consents) and 5.05 (Litigation)), (ii) at any time with respect to claims for indemnification under Section 7.02(c)(ii) or relating to breaches of covenants required to be performed by Buyer or Sellers subsequent to the Closing, (iii) on or prior to six (6) months after the expiry of the applicable statutory period of limitation with respect to claims for indemnification under Section 4.13 (Tax Matters) and (iv) on or prior to the date falling twenty-four (24) months following the Initial Closing Date with respect to all other claims for indemnification hereunder.
e.Promptly after the assertion by any third party of any claim (a "Third Party Claim") against any Person entitled to indemnification under this Section 7.02 (the "Indemnitee") that results or may result in the incurrence by such Indemnitee of any Loss for which such Indemnitee would be entitled to indemnification pursuant to this Agreement, such Indemnitee shall promptly (and, in any event, within ten (10) calendar days after receiving notice of such Third Party Claim) notify in writing the parties from whom such indemnification could be sought (the "Indemnitors") of such Third Party Claim. The failure of any Indemnitee to notify the Indemnitors of any such matter in the manner set forth in preceding sentence shall relieve the Indemnitors from any liability which the Indemnitors may have to such Indemnitee, only if and to the extent such failure results in the forfeiture by the Indemnitors of any rights or defenses in respect of such claim. Any Indemnitee shall have the right to employ separate counsel in any such Third Party Claim and to participate in the defense thereof, but the fees and expenses of such counsel shall not be an expense of the Indemnitor unless (i) the Indemnitor shall have failed, within a reasonable time after having been notified by the Indemnitee of the existence of such Third Party Claim as provided in the first sentence of this Section 7.02(e), to assume and conduct the defense of such Third Party Claim or (ii) the employment of such counsel has been specifically authorized by the Indemnitor.
f.The amount of any Loss subject to indemnification hereunder or of any claim therefor shall be calculated net of (i) any Tax Benefit actually received by Buyer, any of the Companies or any of their Affiliates on account of such Loss and (ii) any insurance proceeds or other recoveries (net of direct collection expenses) actually received by Buyer or either Company on account of such Loss (including amounts received from any third party for indemnification or contribution) (in each case after deduction of Taxes, if any, of such insurance proceeds or other payments). If Buyer, either Company or any of their Affiliates receives a Tax Benefit after an indemnification payment is made, Buyer shall promptly pay to Warrantors the amount of such Tax Benefit at such time or times as and to the extent that such Tax Benefit is realized, however not more than the indemnification amount actually received by Buyer. For purposes hereof, "Tax Benefit" shall mean any refund of Taxes paid or reduction in the amount of Taxes which otherwise would have been paid, in each case computed at the highest marginal Tax rates. Buyer shall, and shall cause the Companies to, seek full recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder, and Buyer shall not, and shall cause the Companies to not, terminate or cancel any insurance policies in effect for periods prior to the Closing. In the event that an insurance recovery is made by Buyer, any of the Companies or any of their Affiliates with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery (net of all direct collection expenses) shall be made promptly to the Warrantors, however not more than the indemnification amount actually received by Buyer. Each party hereby waives, to the extent permitted under its applicable insurance policies, any subrogation rights that its insurer may have with respect to any indemnifiable Losses.

g.All indemnification payments made hereunder shall be treated by all parties as an adjustment to the Final Purchase Price.
h.Notwithstanding anything to the contrary contained in this Section 7.02, there shall be no recovery for any Loss by Buyer under this Section 7.02, and the Loss shall not be included in meeting the stated thresholds hereunder, to the extent (i) such item has been included and/or taken into account in the calculation of the Closing Trade Working Capital, the Closing Debt Amount, the Closing Cash Amount or the Warrantors’ Environmental Liabilities hereunder, (ii) arising as a result of any action taken or omitted to be taken by Buyer or any of its Affiliates except in the ordinary course and consistent with past practice, or (iii) to the extent arising from a change in any law that becomes effective after the January 31, 2016.
i.In no event shall any party hereto or any of its Affiliates have any liability under this Agreement or otherwise in connection with the transactions contemplated hereby for any special, punitive, exemplary, speculative, indirect, remote or consequential damages, damages for lost profits or damages computed on a multiple of earnings, book value or any similar basis that may have been used in arriving at the Purchase Price or that may be reflective of the equity value of the Companies except where such damages are incurred by the Buyer or the Companies towards third parties in which case such damages shall be deemed to constitute direct Loss. If damages or losses occur with the Companies, Buyer has the right to choose whether such damages and losses shall be indemnified by payments to Buyer or such Company.
j.Buyer agrees that in the event of any breach giving rise to an indemnification obligation under Section 7.02(a), Buyer shall take and cause its Affiliates (including the Companies) to take, or cooperate with the Warrantors, if so requested by the Warrantors, in order to take, all reasonable measures to mitigate the consequences of the related breach (including taking steps to prevent any contingent liability from becoming an actual liability). If any Indemnitee shall fail to take such measures, then notwithstanding anything to the contrary in this Agreement, the Indemnitor shall not be required to indemnify the Indemnitee for any claim, liability or Loss that would reasonably be expected to have been avoided if such efforts had been made.
k.Upon payment in full of any Losses pursuant to this Section 7.02 or the payment of any judgment or settlement with respect to a Third Party Claim, the Indemnitor shall be subrogated to the extent of such payment to the rights of the Indemnitee against any Person with respect to the subject matter of such Loss or Third Party Claim. The Indemnitee shall assign or otherwise cooperate with the Indemnitor, at the cost and expense of the Indemnitor, to pursue any claims against, or otherwise recover amounts from, any Person liable or responsible for any Losses for which indemnification has been received pursuant to this Agreement.

7.03Limitation of Recourse.
a.Following the Closing, except with respect to claims based upon intentional fraud or as expressly stated in this Agreement and the Transaction Documents, the indemnification provided by Section 7.02(a) shall be the sole and exclusive remedy for any Losses of Buyer, the Companies with respect to any and all claims relating to the subject matter of this Agreement. In furtherance of the foregoing, Buyer hereby waives, from and after the Closing, to the fullest extent permitted under applicable law, any and all rights, claims and causes of action it may have against Sellers relating to the subject matter of this Agreement and the Transaction Documents arising under or based upon any federal, state, local or foreign statute, law, ordinance, rule or regulation or otherwise unless stated expressly otherwise in this Agreement and the Transaction Documents. Notwithstanding anything to the contrary contained in this Agreement and the Transaction Documents, Buyer shall have no right to indemnification under Section 7.02(a) with respect to any Loss or alleged Loss if Buyer shall have requested a reduction in the Closing Trade Working Capital, Closing Cash Amount, of either Company or an increase in the Closing Debt Amount of either Company, in each case, reflected on the Closing Balance Sheet Statement of such Company, on account of any matter forming the basis for such Loss or alleged Loss and shall have agreed, or the Firm shall have determined, that no such reduction is appropriate.
b.Except as provided in Section 7.02(a) or unless stated expressly otherwise in this Agreement, no claim shall be brought or maintained by Buyer, any of the Companies or their respective successors or permitted assigns against any officer, director or employee (present or former) of either Company or any Warrantor, and no recourse shall be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations, warranties or covenants of the Warrantors set forth or contained in this Agreement or any exhibit or schedule hereto or any certificate delivered hereunder, and provided that without limiting the foregoing, in no event shall Buyer, its successors or permitted assigns be entitled to claim or seek any rescission of the transactions consummated under this Agreement or any other Transaction Document or other remedy at law or in equity.
c.Buyer shall have no right to assert any claims with respect to any Loss, cause of action or other claim to the extent it is primarily a possible, contingent or potential Loss (other than with respect to a diminution in value of the Companies or any of their assets and/or an increase in value of any of the obligations or liabilities of the Companies), cause of action or claim that Buyer believes may be asserted rather than a Loss, cause of action or claim that has, in fact, been filed of record against Buyer or one of its Affiliates or paid or incurred by Buyer or one of its Affiliates.

7.04Materiality Qualifications. For purposes of calculating the amount of Losses under this Article VII (but not for purposes of determining whether a representation or warranty has been breached), each representation and warranty under Articles III, IV and V will be read without regard and without giving effect to the term "material," "materiality," "Material Adverse Effect" as if such word or phrase were deleted from such representation and warranty.

7.05No Additional Representations; Disclaimer.
a.Buyer acknowledges that neither Sellers, MFRI nor any of its Subsidiaries, nor any other Person acting on behalf of the MFRI or any of its Affiliates has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Companies or their respective businesses or assets, except as expressly set forth in this Agreement or as and to the extent required by this Agreement to be set forth in the Disclosure Letter. Buyer further agrees that neither Sellers nor any other Person shall have or be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer, or Buyer's use of, any such information, including the Confidential Information Memorandum prepared by Brown Gibbons Lang & Co. in September 2015 and any information, document or material made available to Buyer or the Buyer's Representatives in certain "data rooms," management presentations or any other form in expectation of the transactions contemplated by this Agreement.
b.In connection with Buyer's investigation of either Company, Buyer or Buyer's Representatives have received from or on behalf of the Companies certain projections of the Companies. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that Buyer shall have no claim against Sellers or any other Person with respect thereto. Accordingly, Sellers make no representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts).
c.Buyer acknowledges that it has conducted to its satisfaction, an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Companies and, in making its determination to proceed with the transactions contemplated by this Agreement, Buyer has relied on the results of its own independent investigation and verification and the representations and warranties of Sellers expressly and specifically set forth in this Agreement, including the Disclosure Letter and Buyer has not relied on any other statements, documents or other sources of information not specifically contained in the representations and warranties herein. THE REPRESENTATIONS AND WARRANTIES BY EACH OF THE WARRANTORS CONTAINED IN THIS AGREEMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF EACH SUCH WARRANTOR TO BUYER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND BUYER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESSED OR IMPLIED (INCLUDING ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OF NAFME AND NORDIC) ARE SPECIFICALLY DISCLAIMED BY THE WARRANTORS.

ARTICLE VIII
DEFINITIONS

8.01.Definitions. Whenever used in this Agreement, the following terms and phrases have the following respective meanings whereby with regard to the financial definition reference is also made to Schedule 1.01(c):

"Accounting Principles" means, with respect to Nordic, the Danish GAAP in effect on the account date of such entity’s latest audited balance sheet and using the same methodologies, practices and principles used in the preparation of the latest audited balance sheet of such entity that was delivered to Buyer on or prior to the date hereof, and, with respect to NAFME, the US GAAP in effect on the account date of such entity’s latest balance sheet and using the same methodologies, practices and principles used in the preparation of the latest balance sheet of such entity that was delivered to Buyer on or prior to the date hereof, provided, that, in each case, for purposes of the definition of "Closing Trade Working Capital", the Accounting Principles shall take into account and the calculation of the Closing Trade Working Capital under the Danish GAAP or US GAAP, as the case may be, shall exclude therefrom any current assets and/or current liabilities of such entity as of 11:59 p.m. local time of such entity’s principal place of business on the 31 January 2016 that are excluded from such definition and it is understood that the application of the Accounting Principles and the Danish GAAP or the US GAAP, as the case may be, subject only to the immediately foregoing provison, in respect of the calculation of the Closing Trade Working Capital shall be deemed to be applied on a consistent basis.
"Affiliates" of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.
"Assets" of any Person means all assets and properties of any kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether accrued, contingent, fixed or otherwise, and wherever located), including the good will related thereto, operated, owned or leased by such Person.
"Audited 2015 Financial Statements" means the financial statements of Nordic, consisting of audited and (i) balance sheet as of January 31, 2016 and (ii) the statements of income, change in equity and cash flow, in each case, for the fiscal year 2015 ending January 31, 2016, including in each case of (i) and (ii), the notes relating thereto and statements of reconciliation of the accounts and financial measures set forth in such financial statements to the most directly comparable accounts and financial measures calculated and presented in accordance with Danish GAAP, applied on a basis consistent with the past practices of consolidation of the financial statements of Nordic with MFRI.
"Cash" means, with respect to any Person, and without duplication, all cash in hand and cash equivalents, collectible checks or credited to any account with a financial institute and securities with a maturity of less than one year which are readily convertible to cash.
"Closing Cash Amount" means, with respect to either Company, as the case may be, the US Dollar Equivalent of the aggregate amount of the Cash of such entity as of 11:59 p.m. local time of such entity’s principal place of business on 31 January 2016;
"Closing Debt Amount" means, with respect to either Company, as applicable, the US Dollar Equivalent of the aggregate amount of the Debt of such entity as of 11:59 p.m. local time of such entity’s principal place of business on 31 January 2016 (but excluding any items included in respect of the Closing Cash Amount) owed by such Company to any third party less any Debt owed by such third party to such Company, which amount shall take into account any changes to such amount occurring as a result of repayment, if any, of any Debt on the Closing Date by such Company, but without taking into account the amount of any contingent liabilities in respect of undrawn standby letters of credit of such Company.
"Closing Trade Working Capital" means, with respect to either Company, as applicable, the excess of (i) the sum of such entity’s accounts receivable and inventory as of 11:59 p.m. local time of such entity’s principal place of business on the 31 January 2016 included in the Draft Balance Sheet, over (ii) such entity’s accounts payable as of 11:59 p.m. local time of such entity’s principal place of business on 31 January 2016 included in the Draft Balance Sheet, in each case calculated as of 11:59 p.m. local time of such entity’s principal place of business on 31 January 2016 in accordance with Accounting Principles, provided, that the Closing Trade Working Capital shall not take into account any amount in respect of (w) the current portions of any amounts reflected in the Closing Debt Amount, (x) the Closing Cash Amount, (y) any deferred Tax assets or liabilities and (z) any accrued liabilities that constitute the costs and expenses incurred by such entity in connection with the negotiation, execution and delivery of the Transaction

Documents (it is understood that the determination of the Closing Debt Amount and the Closing Cash Amount as used in, and the calculation thereof for purposes of the definition of, "Closing Trade Working Capital" shall be made without any reference to the words "US Dollar Amount" as indicated in the definitions of the "Closing Cash Amount" and the "Closing Debt Amount").
"Closing Trade Working Capital Adjustment Amount" means, with respect to NAFME or Nordic, as applicable, the difference (in absolute value) between (a) the Closing Trade Working Capital of such entity and (b) the Closing Trade Working Capital Target of such entity, provided, that if the difference (in absolute value) between the Closing Trade Working Capital of such entity and the Closing Trade Working Capital Target of such entity is less than, in the case of NAFME, Sixty-Three Thousand Three Hundred US Dollars ($63,300.00), or in the case of Nordic, One Million One Hundred Thirty Five Thousand DKK (dk. 1,135,000.00), then the Closing Trade Working Capital Adjustment Amount shall be deemed to be zero, provided further, that in the case of Nordic, the Closing Trade Working Capital Adjustment Amount shall be the US Dollar Equivalent of such amount determined hereunder.
"Closing Trade working Capital Target" means, with respect to NAFME, Six Hundred Thirty-Three Thousand US Dollars ($633,000.00) and, with respect to Nordic, Twenty-Two Million Seven Hundred Thousand DKK (dk. 22,700,000.00).
"Code" means the Internal Revenue Code of 1986, as amended.
"Debt" means, with respect to any Person, and without duplication, all obligations of such Person in respect of principal, accrued interest, penalties and fees (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or other similar contractual obligations (iii) Income Tax payable, (iv) Deferred tax liabilities, (v) capital leasing obligations, (iv) management bonus provision for employees Andre Grundahl, Per Jorgensen, Ken Jorgensen and Henrik Frandsen and management bonuses as well as all costs incurred from all sales incentive programs (v) in respect of letter of credit and (vi) in the nature of guarantees of the obligations described in foregoing clause (i) through (iii) of any other Person.
"Danish GAAP" means the Danish generally accepted accounting principles as in effect from time to time.
"DKK" means Danish Krone, the lawful currency of Denmark.
"Draft Closing Balance Sheet" means, with respect to either Company, as applicable, a draft of balance sheet of such entity as of 11:59 p.m. local time of such entity’s principal place of business on 31 January 2016 and prepared in accordance with the Accounting Principles.
"Draft Closing Balance Sheet Statement" means, with respect to either Company, as applicable, a draft of the balance sheet statement containing the computation of the Closing Trade Working Capital, Closing Debt Amount, the Closing Cash Amount, in each case calculated from the applicable Draft Closing Balance Sheet in accordance with the terms of this Agreement, together with the Final Purchase Price.
"Employees" shall mean the employees of the Companies.
"Enforceability Limitations" shall mean limitations on enforcement and other remedies imposed by or arising under or in connection with applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally from time to time in effect or general principles of equity (including concepts of materiality, reasonableness, good faith and fair dealing with respect to those jurisdictions that recognize such concepts).
"Know-How" means the Companies embodied business information (whether in written, electronic or magnetic form), trade secrets, unpatented inventions and other tangible or intangible confidential information, including all documentation on research & development (encompassing without limitation research materials, test data, product data and safety data) in relation to its respective business.
"Material Adverse Change" means a change or event that gives rise to a Material Adverse Effect.

"Material Adverse Effect" means an effect that is materially adverse to the business, financial condition or results of operations of the Companies taken as a whole; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect or Material Adverse Change: (a) any adverse change, event, development, or effect arising from or relating to (i) general business, financial or economic conditions, including such conditions related to the business of the Companies, (ii) national or international political or social conditions, including the engagement by the United States, Denmark or United Arab Emirates in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States Denmark or United Arab Emirates, as the case may be, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States Denmark or United Arab Emirates, as the case may be, (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes (or proposed changes) in, or the interpretation of, GAAP, (v) changes (or proposed changes) in, or the interpretation of, laws, rules, regulations, orders, or other binding directives issued by any governmental entity, or (vi) the taking of or omission to take any action, which action or omission is required, permitted or contemplated by this Agreement or consented to by Buyer, (vii) actions taken by Buyer or its Affiliates or any change resulting or arising from the identity of, or any facts or circumstances relating to, Buyer or its Affiliates, (viii) the failure to obtain the consent or waiver of a counterparty under any contract (including any consent or waiver which, if not obtained, could result in the termination of any such contract), or the failure of a counterparty to renew any contract, to which either Company is a party or by which its assets are bound, (ix) any delay with respect to the receipt of, any modification or limitation of or any failure to obtain any permit that authorizes or controls the distribution, sale, importation, performance, marketing, commercialization or consumption of any products and services, or any proceeding brought by any Person not a party hereto challenging the rights of either Company in or related to any Intellectual Property related to any such products and services or the marketing or commercialization thereof, (x) any set of facts that is set forth on the Disclosure Letter, (xi) any failure to meet any projections, forecasts or estimates of revenue, earnings, cash flow or cash position or (xii) the announcement or the existence of, or compliance with, this Agreement or the transactions contemplated by this Agreement and (b) any existing event, occurrence, or circumstance with respect to which Buyer has knowledge as of the date hereof.
"Permitted Liens" means with respect to each parcel of real property owned by the Companies: (a) real estate taxes, assessments and other governmental levies, fees, or charges imposed with respect to such real property that are (i) not due and payable as of the Initial Closing Date or (ii) being contested by appropriate proceedings; (b) mechanics' liens and similar liens for labor, materials, or supplies provided with respect to such real property incurred in the ordinary course of business for amounts that are (i) not delinquent or (ii) being contested by appropriate proceedings; (c) zoning, building codes, and other land use laws regulating the use or occupancy of such real property or the activities conducted thereon that are imposed by any governmental authority having jurisdiction over such real property; (d) liens for any financing secured by such real property; and (e) easements, covenants, conditions, restrictions and other similar matters affecting title to such real property and other encroachments and title and survey defects that do not or would not materially impair the use or occupancy of such real property in the operation of the business of the Companies taken as a whole.
"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.
"Subsidiary" means, with respect to any Company, any corporation or other entity of which the securities having a majority of the ordinary voting power in electing the board of directors are, at the time of such determination, owned by such Company or another Subsidiary of such Company.
"Tax" or "Taxes" means any federal, state, local or foreign income, gross receipts, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, ad valorem/personal property, stamp, excise, occupation, sales, use, transfer, value added, alternative minimum, estimated or other tax or duty, including any fee, interest, levy, penalty or addition thereto, whether disputed or not.

"Tax Returns" means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any governmental entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.
"Transaction Documents" means this Agreement, the Confidentiality Agreement, the Disclosure Letter, the Escrow Agreement, the Release Agreement, the IP License Agreement and such other documents incidental to the consummation of the transactions contemplated hereunder and thereunder.
"US Dollars" means the United States Dollar, the lawful currency of the United States of America.
"US Dollar Equivalent" means, with respect to DKK denominated amount, a US Dollars amount equal to such DKK denominated amount converted into US Dollars as calculated in accordance with a rate equal to the average exchange rate of one (1) DKK to US Dollars as published by Danske Bank on the fifth (5th) business day prior to the date of the relevant calculation, and, with respect to US Dollars amount, the same US Dollars amount.
"US GAAP" means the United States generally accepted accounting principles as in effect from time to time.
"Warrantors" means, collectively, each of Sellers and MFRI, and a Warrantor means any of them.
"Warrantors’ Knowledge" has the meaning set forth in Section 10.01.
8.02.Definitional References. Each of the following terms has the meaning ascribed to such term on the page set forth opposite such term:

Term	Page

AAA	39

Adjustment Date	5

Administration Company	20

Agreement	1

Andre Exit Bonus	Schedule 1.2(c)

BHA	Schedule 1.2(c)

Business	35

Buyer	1

Cap	25

Claim Certificate	6

Closing Balance Sheet Statement	4

Commercial AAA Rules	39

Companies	1

Companies’ Shares	1

Company	1

Confidentiality Agreement	18

Data Room	7

Deductible	24

Disclosure Letter	7

Environmental Adjustment Date	22

Environmental and Safety Requirements	16

Escrow Account	Schedule 1.2(c)

Escrow Agreement	Schedule 1.2(c)

Estimated Purchase Price	3

Final Income Period	21

Final Income Statement	21

Final Purchase Price	5

Firm	4

Fundamental Representations	25

Further Funds	6

Governmental Permits	10

Indemnitee	26

Indemnitors	26

Initial Closing	5

Initial Closing Date	5

Insurance Policies	16

Intellectual Property	14

IP License Agreement	Schedule 1.2(c)

Latest Balance Sheets	9

Loss	24

Losses	24

Material Agreements	11

MFRD	1

MFRD Tax Group	20

MFRI	1

MFRI BVI	1

MIDWESO Delaware	8

Mini-Basket	24

NAFME	1

NAFME Loan Assignment Agreement	Schedule 1.2(c)

NAFME Shares	1

Non-Hiring Restrictive Period	35

Nordic	1

Nordic Shares	1

Objection Notice	6

Purchase Price	2

Purchase Price Objection Notice	3

Release Effective Time	40

Released Person	40

Realeased Person Warrantors	40

Releasing Person	40

Reserve Amount	6

Restrictive Covenant Period	35

Section 31	20

Seller	1

Sellers	1

SKAT	21

Subsequent Closing	5

Subsequent Closing Dates	5

Tax Benefit	26

Third Party Claim	26

UAE Funds Shares	5

Warrantors Tax Indemnity	20

Warrantors’ Environmental Liabilities	22

ARTICLE IX
NON-COMPETITION

9.01Non-Competition.
(a)In consideration of the Purchase Price to be received under this Agreement, each Warrantor agrees that, with respect to clause (i), for a period beginning on the Initial Closing Date and ending on the second (2nd) anniversary of the Initial Closing Date (the "Restrictive Covenant Period") or, with respect to clause (ii), for a period beginning on the Initial Closing Date and ending on the 180th calendar day following the Initial Closing Date (the "Non-Hire Restrictive Period"), such Warrantor shall not (and shall cause its Affiliates, but for the avoidance of doubt shall not include any third party purchaser of all or substantially all of the assets of TDC or the business of TDC, which purchaser shall be entitled to carry on any matter set forth in this Section 9.01), not to, directly or indirectly do any of the following:
(i)engage in any aspect of the Business, or invest in, advise with regard to, own, manage, operate or control any Person engaged in any aspect of the Business, anywhere within Europe and/or UAE; provided, however, that the restrictions set forth in this Section 9.01(a)(i) will not apply (i) to any investment in or the beneficial ownership of less than ten percent (10%) of any class of equity securities of such Person registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended and/or other securities laws applicable to such Person, (ii) to any investment in or beneficial ownership of any fixed-income securities of such Person, (iii) to any investment in or beneficial ownership of any securities of such Person solely with respect to any hedging, monetization, swap or derivative transactions or (iv) to any passive investment in or beneficial ownership of any equity interest of any Person who comes within the categories set forth in Rule 501(a)(1) of Regulation D of the Securities Act of 1933, as amended or any Qualified Institutional Buyer (as such term is defined in Rule 144A of the Securities Act of 1933, as amended) that owns, invests in or controls such Person, with regard to (ii) or (iv) for investments for pension or retirement plans; or
(ii)solicit or attempt to hire for employment any employee of either Company having corporate title of, or having responsibilities similar to, vice president or above with such Company following the Initial Closing; provided, however, that the term "solicit for employment" in this Section 9.01(a)(ii) shall not be deemed to include general solicitations of employment not specifically directed toward employees of Buyer (or any Affiliate thereof) or any discussions, offers or agreements regarding employment with any such employee having initiated contact with any Warrantor (or any Affiliate thereof) in response to such general solicitations of employment.
(b)For purposes of this Section 9.01, "Business" means the design, manufacture, storage, marketing, supply or servicing of original and replacement by the Companies of (i) pleated filter bags used in commercial and industrial air filtration bag-house applications; (ii) air filter cartridges used in commercial or industrial dust collection equipment; and/or (iii) air filters for gas turbine air inlet applications (it being understood that "Business" shall not consists of any matter set forth in the lead-in clause of this paragraph as applies to non-pleated filter bags or the support cages therefor).
9.02Confidentiality. The Warrantors further undertake that it shall not and shall procure that their Affiliates do not, for a period ending two (2) years after the Closing Date disclose to any third party or use any confidential information in relation to the Companies except:
(i)to the extent contemplated or permitted under this Agreement and each other Transaction Document;
(ii)to the extent that the information has entered the public domain otherwise than by reason of the unauthorised act or default of any Warrantor;
(iii)to the extent that the information has been developed internally within any Warrantor or any of its Affiliates (otherwise than by the Companies);
(iv)in so far as maybe required by law or by any regulatory authority, including without limitation, any securities exchange;
(v)in so far as maybe required in order to facilitate the acquisition of any consent pursuant to the terms of this Agreement and each other Transaction Documents; and
(vi)in so far as may be required in order to enforce by any Warrantor of this Agreement or any other Transaction Document.

ARTICLE X
MISCELLANEOUS

10.01Knowledge Defined. With respect to the representations and warranties of the Warrantors set forth herein which are made subject to the qualification "to the Knowledge of the Warrantors," or other qualification of similar import, the Warrantors shall be deemed to have Knowledge of any matter, fact, or thing that is, as of the date hereof or the Closing Date, actually known to (at least one of) Andre Grundahl, Jim Hoffman, Brad Mautner and Karl Schmidt.

10.02Amendment and Waiver. Any provision of this Agreement or the schedules or exhibits hereto may be amended or waived only in writing signed by Buyer and the Warrantors. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.

10.03Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or received by certified mail, return receipt requested, or sent by reputable overnight courier service (charges prepaid) to the recipient at the address indicated below and to any subsequent holder of Companies’ Shares at such address as indicated by the Company's records or at such address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Notices will be deemed to have been given hereunder (i) when delivered personally to the recipient, (ii) three (3) business day after being sent to the recipient by reputable overnight courier service (charges prepaid), (iii) upon machine-generated acknowledgment of receipt after transmittal by facsimile if so acknowledged to have been received before 5:00 p.m. on a business day at the location of receipt and otherwise on the next following business day, provided that such notice, demand or other communication is also deposited within forty-eight (48) hours thereafter with a reputable overnight courier service (charges prepaid) for delivery to the same Person, or (iv) five (5) business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid.

Notices to Warrantors:	with a copy to:
MFRI 7720 North Lehigh Avenue, Niles, IL 60714 Attn: President and Chief Financial Officer Phone: 847.966.1000 Facsimile: 847.966.8563
DLA Piper LLP (US)
203 North LaSalle Street
Suite 1900
Chicago, Illinois
Attn: Greg Hayes
Phone:312.368.2155
Facsimile: 312.251.2188
E-mail: gregory.hayes@dlapiper.com

Attn: Robert C. Davis III
Phone: 312.368.3419
Facsimile: 312.251.5839
E-mail: rob.davis@dlapiper.com

Notices to Buyer:	with a copy to:
Hengst Holding GmbH
Attn: Christopher Heine
E-mail: c.heine@hengst.de
Facsimile: +49 (0)251 20 20 2-5794
Phone: +49 (0)251 20 20 2-794
Attn: Jessica Nospers
E-mail: j.nospers@hengst.de
Facsimile: +49 (0)251 20 20 2-5861
Phone: +49 (0)251 20 20 2-861
HEUKING KÜHN LÜER WOJTEK Augustenstr. 1 70178 Stuttgart Attn: Anne de Boer E-mail: a.deboer@heuking.de Facsimile: +49 711 22 04 579-55 Phone: +49 711 22 04 579-51

Any notice of Buyer to MFRI according with Section 10.03 shall have effect for all Warrantors.

10.04Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated (i) by Buyer without the prior written consent of the Warrantors and (ii) by the Warrantors without the prior written consent of Buyer. Any purported assignment in violation of this Agreement shall be null and void ab initio.

10.05Incorporation of Exhibits and Schedules. The exhibits and schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

10.06Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

10.07Captions and Headings. The captions, headings and table of contents used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement shall be enforced and construed as if no caption or heading had been used in this Agreement.

10.08Complete Agreement. This Agreement and the documents referred to herein (including the Confidentiality Agreement) contain the complete agreement between the parties hereto and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

10.09Counterparts. This Agreement may be executed in multiple counterparts all of which taken together shall constitute one and the same agreement.

10.10No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their collective mutual intent, and no rule of strict construction shall be applied against any Person.

10.11Interpretation.
a.Any capitalized terms used in any schedule or exhibit attached hereto and not otherwise defined therein shall have the meanings set forth in this Agreement.
b.Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.
c.The terms "hereof," "herein" and "hereunder" and terms of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement.
d.Section, clause, schedule and exhibit references contained in this Agreement are references to sections, clauses, schedules and exhibits in or to this Agreement, unless otherwise specified.
e.The use of "or" is not intended to be exclusive unless expressly indicated otherwise.
f.Reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually.
g.Reference to any agreement (including this Agreement), document or instrument shall mean such agreement, document or instrument as amended, modified or supplemented and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof.
h.The use of the terms "hereunder," "hereof," "hereto" and words of similar import shall refer to this Agreement as a whole and not to any particular article, section or clause of, or Exhibit or Schedule to, this Agreement.
i.For the avoidance of doubt, any subtraction of a negative number or amount hereunder shall be equal to the addition of the absolute value of such negative number or amount.

10.12Disclosure Generally. For the avoidance of doubt, if and to the extent any information required to be furnished in the Disclosure Letter is contained in this Agreement, in the Data Room or in any part of the Disclosure Letter, such information shall be deemed to be included for all disclosure purposes under this Agreement. The inclusion of any information in the Data Room or the Disclosure Letter shall not be deemed to be an admission or acknowledgment by the Companies or any Warrantor, in and of itself, that such information is material to or outside the ordinary course of the business of the Companies, unless expressly stated in this Agreement and/or the Disclosure Letter.

10.13Governing Law. THE LAW OF THE STATE OF DELAWARE SHALL GOVERN ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, INTERPRETATION AND ENFORCEABILITY OF THIS AGREEMENT AND THE EXHIBITS AND SCHEDULES HERETO, AND THE PERFORMANCE OF THE OBLIGATIONS IMPOSED BY THIS AGREEMENT, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW RULES OR PROVISIONS (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE. This applies to the extent no other law is mandatorily applicable.

10.14Arbitration. In the event of any dispute, controversy or claim after the Closing between any of the parties hereto arising out of or relating to this Agreement (other than with respect to the determinations by the Firm), the parties shall attempt to resolve such dispute among themselves within thirty (30) calendar days from the date either party sends written notice of such dispute to the other party. If the parties fail to resolve the dispute within such period, the dispute shall be settled by binding arbitration, before three (3) arbitrators, which shall be the sole and exclusive procedure for the resolution of any such dispute. Within ten (10) calendar days after receipt of a notice of intention to arbitrate sent by one party, each party shall designate in writing one (1) arbitrator to resolve the dispute, which two (2) arbitrators shall, in turn, jointly select a third arbitrator within twenty (20) calendar days of their designation, failing which, the third arbitrator shall be appointed by the American Arbitration Association (the "AAA") in accordance with the Commercial Arbitration Rules of the AAA (the "Commercial AAA Rules"). The arbitrators so designated shall each be experienced in commercial and business affairs and specifically have expertise with businesses of types similar to that of the Companies, who is not an employee, consultant, officer or director of any party hereto or any Affiliate of any party to this Agreement and who has not received any compensation, directly or indirectly, from any party hereto or any Affiliate of any party to this Agreement during the two (2) year period preceding the Closing Date. The arbitration proceedings shall be governed by the Commercial Rules of the AAA but need not be administered by that organization. The parties hereto shall request the arbitrators to use their best efforts to rule on each disputed issue within thirty (30) calendar days after the completion of the hearings; provided, however, that the failure of the arbitrators to so rule during such period shall not affect or impair the validity of any arbitration award. The determination of the arbitrators as to the resolution of any dispute shall be final, binding and conclusive upon all parties hereto. All rulings of the arbitrators shall be in writing, with the reasons for the ruling given, and shall be delivered to the parties hereto. Each party shall pay the fees of its respective designated arbitrator and its own costs and expenses of the arbitration and the fees of the third arbitrator shall be paid fifty percent (50%) by each of the parties; provided, that the arbitrators shall have the discretion to equitably allocate all fees and expenses of the arbitration (both of the arbitrators and the parties themselves) based on the nature and outcome of the dispute.The venue of the arbitration shall be the city of Chicago, in the state of Illinois and the seat of the arbitration shall be the state of Delaware. Any arbitration award may be entered in and enforced by any court having jurisdiction thereof and the parties hereby consent and submit to the jurisdiction of the courts of any competent jurisdiction for purposes of the enforcement of any arbitration award. The parties agree that after a clear and specific factual finding has been made with respect to a particular factual matter by the arbitrators pursuant to this Section 13.14 or by the Firm, such clear and specific factual finding shall be deemed to have been finally determined by the parties for all purposes under this Agreement and, thereafter, no party shall have the right to seek any contrary determination in connection with any later arbitration procedure.

10.15Equitable Relief. Each of the parties hereto acknowledges that, in the event of any breach of this Agreement, the non-breaching party would be immediately and irreparably harmed by such breach and could not be made whole by monetary damages. It is accordingly agreed that, with respect to any such breach, each party hereto (a) shall waive, in any action for equitable relief (including specific performance, injunctive relief and any other equitable remedy), the defense of adequate remedy at law, and (b) shall be entitled to equitable relief (including the compelling of specific performance of this Agreement, injunctive relief and any other equitable remedy) with no obligation to prove actual damages or post any bond in connection therewith, in any action instituted in accordance with Sections 10.13 and 10.14.

10.16Release Buyer. As of January 31, 2016 for Nordic and as of Subsequent Closing Date with regard to NAFME, Buyer on its own behalf and on behalf of the Companies (each, together with Buyer, a "Releasing Person") hereby releases and forever discharges (and, upon any Seller’s request, Buyer shall cause each other Releasing Person to acknowledge and agree in writing to such release and discharge) each Seller and its respective Affiliates, successors and assigns and all of their respective current and former officers, directors, managers, employees, agents and representatives (in each case, solely in their capacities as such) (each, a "Released Person" and the effective time of the relevant release, the "Release Effective Time") from all debts, demands, causes of action, suits, covenants, torts, damages and any and all claims, defenses, offsets, judgments, demands and liabilities whatsoever, of every name and nature, both at Law and in equity, known or unknown, suspected or unsuspected, accrued or unaccrued, which have been or could have been asserted against any Released Person, which any Releasing Person has or ever had, which arise out of or in any way relate to events, circumstances or actions occurring, existing or taken prior to or as of the Initial Closing Date or the Subsequent Closing Date, as applicable, in respect of matters relating to the Companies; provided, however, that the parties acknowledge and agree that this Section 10.16 does not apply to and shall not constitute a release of any rights or obligations arising under this Agreement and the Transaction Documents and/or reflected in the Draft Closing Balance Sheet Statements.

10.17Release Warrantors. Warrantors, also with effect for its Affiliates, at the relevant Release Effective Time, hereby releases and forever discharges each Company, successors and assigns and all of their respective current and former officers, directors, managers, employees, agents and representatives (in each case, solely in their capacities as such) (each, a "Released Person Warrantors") from all debts, demands, causes of action, suits, covenants, torts, damages and any and all claims, defenses, offsets, judgments, demands and liabilities whatsoever, of every name and nature, both at Law and in equity, known or unknown, suspected or unsuspected, accrued or unaccrued, which have been or could have been asserted against any Released Person Warrantors, which any Warrantor has or ever had, which arise out of or in any way relate to events, circumstances or actions occurring, existing or taken prior to or as of the relevant Release Effective Time in respect of matters relating to the Companies; provided, however, that the parties acknowledge and agree that this Section 10.17 does not apply to and shall not constitute a release of any rights or obligations arising under this Agreement. Each Warrantor shall also, in accordance with the provisions of Article VII hereof, indemnify Buyer for any and all debts, demands, causes of action, suits, covenants, torts, damages and any and all claims, defenses, offsets, judgments, demands and liabilities whatsoever, of every name and nature, both at Law and in equity, known or unknown, suspected or unsuspected, accrued or unaccrued, which could have been asserted against any Released Person Warrantors, which any Affiliate of the Warrantors has or ever had, which arise out of or in any way relate to events, circumstances or actions occurring, existing or taken prior to or as of the relevant Release Effective Time in respect of matters relating to the Companies that is asserted by any Affiliate of the Warrantors on or after the Release Effective Time.  In addition, Warrantors ensure that neither the Warrantors nor any of its Affiliates will use loan facilities with Danske Bank with any liability effect on the Companies, whereby no limitation of liabilities applies in the event of breach of this obligation.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

BUYER:
HENGST HOLDING GMBH

By: /s/ Jens Rottgering
Name: Jens Rottgering
Its: Managing Director

SELLER:
MFRI HOLDINGS (B.V.I.) LTD.

By: /s/ Karl J. Schmidt
Name: Karl J. Schmidt
Its: Vice President and Chief Financial Officer

SELLER:
MIDWESCO FILTER RESOURCES DENMARK A/S

By: /s/ Karl J. Schmidt
Name: Karl J. Schmidt
Its: Director

MFRI:
MFRI, Inc.

By: /s/ Karl J. Schmidt
Name: Karl J. Schmidt
Its: Vice President and Chief Financial Officer